As filed with the Securities and Exchange Commission on November 3, 2021.
Registration No. 333-260684

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

QUALTRICS INTERNATIONAL INC.
(Exact name of Registrant as specified in its charter)

Delaware	7372	47-1754215
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
333 West River Park Drive Provo, Utah 84604 385-203-4999
(Address, including zip code and telephone number, including area code, of Registrant’s principal executive offices)
Zig Serafin
Chief Executive Officer
Qualtrics International Inc.
333 West River Park Drive
Provo, Utah 84604
385-203-4999
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Anthony J. McCusker Bradley C. Weber Erica D. Kassman Goodwin Procter LLP 601 Marshall Street Redwood City, California 94063 650-752-3100	Blake Tierney General Counsel Qualtrics International Inc. 333 West River Park Drive Provo, Utah 84604 385-203-4999	Daniel Mitz Richard Alsop Kristina Trauger Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 212-848-4000	Dave Peinsipp Kristin VanderPas Charles S. Kim Denny Won Cooley LLP 3 Embarcadero Center, 20th Floor San Francisco, California 94111 415-693-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Class A Common Stock, par value $0.0001 per share	24,704,618	$46.29	$1,143,576,768	$106,010
(1)Includes 3,222,341 additional shares that the underwriters have the option to purchase from the registrant.
(2)Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act, as amended. The proposed maximum offering price per share and proposed maximum aggregate offering price are based on the average of the high and low sales prices of our Class A common stock as reported on the Nasdaq Global Select Market on October 26, 2021.
(3)Previously paid.
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED NOVEMBER 3, 2021

 21,482,277 Shares
CLASS A COMMON STOCK
Qualtrics International Inc. is offering 21,482,277 shares of Class A common stock in this offering.
Our Class A common stock is listed on the Nasdaq Global Select Market, or Nasdaq, under the symbol “XM.” On November 1, 2021, the last reported sale price of our Class A common stock on Nasdaq was $46.55 per share.
SAP America, Inc., or SAP America, a wholly owned subsidiary of SAP SE, together with its consolidated subsidiaries other than us, SAP, is our controlling stockholder. We have two classes of common stock outstanding: Class A common stock and Class B common stock. SAP America holds all of our Class B common stock. The rights of the holders of Class A and Class B common stock are identical, except with respect to voting and conversion rights, certain actions that require the consent of holders of Class B common stock and other protective provisions as set forth in this prospectus. Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. SAP America will hold approximately 78.8% of our total outstanding shares of common stock and 97.4% of the combined voting power of our outstanding shares of Class A and Class B common stock upon completion of this offering (or approximately 78.3% and 97.3%, respectively, if the underwriters exercise in full their option to purchase additional shares). As a result, we are a “controlled company” within the meaning of the corporate governance rules of Nasdaq.
We are an “emerging growth company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements for this and future filings.
Investing in our Class A common stock involves a high degree of risk. See “Risk Factors” beginning on page 16 of this prospectus and in the documents incorporated by reference in this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$
________________
(1)See “Underwriting” for additional disclosure regarding the underwriting discounts and commissions and estimated offering expenses.
We have granted the underwriters an option for a period of 30 days to purchase up to 3,222,341 additional shares of our Class A common stock.
The underwriters expect to deliver the shares against payment in New York, New York on                , 2021.
The Securities and Exchange Commission and state regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Goldman Sachs & Co. LLC				HSBC
Citigroup	J.P. Morgan	Morgan Stanley	Barclays	Truist Securities
                , 2021

We incorporate by reference important information into this prospectus. You may obtain the information incorporated by reference without charge by following the instructions under “Where You Can Find Additional Information.” You should carefully read this prospectus, as well as additional information described under “Incorporation by Reference,” before deciding to invest in shares of our Class A common stock.
We have not authorized anyone to provide any information or to make any representations other than those contained in or incorporated by reference in this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to, the reliability of any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in or incorporated by reference in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Class A common stock.
To the extent there is a conflict between the information contained in this prospectus, on the one hand, and the information contained in any document incorporated by reference filed with the Securities and Exchange Commission, or the SEC, before the date of this prospectus, on the other hand, you should rely on the information in this prospectus. If any statement in a document incorporated by reference is inconsistent with a statement in another document incorporated by reference having a later date, the statement in the document having the later date modifies or supersedes the earlier statement.
For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of Class A common stock and the distribution of this prospectus outside of the United States.
i

PROSPECTUS SUMMARY
This summary highlights selected information contained elsewhere in this prospectus and in documents incorporated by reference and does not contain all of the information that you should consider in making your investment decision. Before investing in our Class A common stock, you should carefully read this entire prospectus and the documents incorporated by reference in this prospectus, including our consolidated financial statements and the related notes that are incorporated by reference in this prospectus. You should also carefully read the information set forth under the sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” in this prospectus and in the documents incorporated by reference herein. Unless the context otherwise requires, we use the terms “Qualtrics,” “company,” “our,” “us,” and “we” in this prospectus to refer to Qualtrics International Inc. and its consolidated subsidiaries. Our fiscal year ends December 31.
QUALTRICS INTERNATIONAL INC.
We created the first experience management platform to manage customer, employee, product, and brand experiences. Our platform serves as a business operating system for Experience Management. The Qualtrics Experience Management Platform, or Qualtrics XM, is a system of action that helps companies design and improve the experiences they provide to their many constituents across these four core experiences.
We generate revenue by selling subscriptions to our XM Platform and integrated solutions, as well as professional services. Over 99% of our contracts have a subscription period of one year or longer, and we primarily bill annually in advance. Subscription revenue comprised 81% of our total revenue for each of the three and nine months ended September 30, 2021. We have a diversified customer base consisting of organizations of various sizes across virtually all industries. Our largest customer accounted for less than 3% of revenue during the three and nine months ended September 30, 2021, and our largest industries by annual recurring revenue, or ARR, as of September 30, 2021 were financial services, professional and business services, education, technology, government, and healthcare. ARR is calculated by annualizing subscription revenue in the last month of a period.
We price and package our software subscriptions solutions based on the capacity, use case, and functionality needs of our customers. This pricing and packaging includes volume of expected responses, number of users accessing our platform, number of employees, and level of functionality provided, such as dashboards, iQ functionality, and integrations. We have also recently begun to offer use case pricing that simplifies pricing for customers seeking to address specific needs. Our customers often expand their subscriptions as they increase volume of responses, add solutions and integrations, grow users and employees, and increase features and workflows within each solution.
Our professional services consist primarily of research services, through our DesignXM offering, which allows customers to gain market intelligence by procuring a curated group of respondents and returning actionable results while conforming to best-practice design and methodology, as well as implementations, configurations, and integration and engineering services to help customers deploy our XM Platform. Other professional services revenue consists of consulting and training fees.
Recent Developments
Initial Public Offering
On February 1, 2021, we completed our initial public offering, or our IPO, in which we sold 59,449,903 shares of our Class A common stock, including 7,754,335 shares sold pursuant to the exercise in full of the underwriters’ option to purchase additional shares, at a price to the public of $30.00 per share.
Acquisition of Clarabridge
On October 1, 2021, we closed on the acquisition of Clarabridge, Inc., or Clarabridge, a customer experience management software company headquartered in Reston, Virginia, referred to as the Acquisition, pursuant to an

Agreement and Plan of Reorganization and Merger, or the Merger Agreement, dated July 29, 2021, as amended. Upon the consummation of the transactions contemplated by the Merger Agreement, all outstanding shares of Clarabridge capital stock were cancelled in exchange for aggregate consideration of approximately $1.125 billion, subject to certain adjustments, in the form of shares of our Class A common stock and cash, as provided by the Merger Agreement. Clarabridge’s sophisticated artificial intelligence powered platform allows companies to capture and analyze customer feedback from indirect sources such as social media, emails, support calls, chats, and product reviews. With the addition of Clarabridge, we expect to give companies greater power to build deep, trusted relationships with their customers and employees and to deliver personalized experiences at scale. We issued a total of 25,038,955 shares, referred to as the Acquisition Shares, of Class A common stock in connection with the Acquisition to certain qualifying Clarabridge stockholders. Certain of the Acquisition Shares are subject to holdbacks, as provided for in the Merger Agreement. Pursuant to the terms of the Merger Agreement, we agreed to register certain of the Acquisition Shares, or the Registered Acquisition Shares, for resale on a registration statement within fifteen days from closing of the Acquisition and maintain effectiveness for 12 months from closing, or such earlier time as all of such Registered Acquisition Shares have been sold or are no longer outstanding. Pursuant to joinder and lockup agreements signed by Clarabridge’s stockholders, they agree to only sell up to one-third of their shares when the registration statement is declared effective, which was declared effective on October 12, 2021, up to an additional one-third 30 calendar days after the registration statement is declared effective, and the final one-third 60 calendar days after the registration statement is declared effective, all subject to adjustment for certain blackout periods that may occur under the Merger Agreement.
Our Relationship with SAP
SAP holds all of our Class B common stock. Upon completion of this offering, SAP will hold approximately 78.8% of our total outstanding shares of common stock and 97.4% of the combined voting power of our outstanding common stock (or approximately 78.3% and 97.3%, respectively, if the underwriters exercise in full their option to purchase additional shares). For as long as SAP continues to control more than 50% of the combined voting power of our common stock, SAP will be able to direct the election of all the members of our board of directors, and, so long as SAP beneficially owns at least 20% of the total outstanding shares of our common stock, the prior affirmative vote or written consent of SAP will be required for certain corporate actions, including any determinations with respect to mergers or other business combinations involving us, the acquisition or disposition of assets, the incurrence of indebtedness, the issuance of any additional common stock or other equity securities, and the payment of dividends with respect to our common stock. Similarly, SAP will have the power to determine matters submitted to a vote of our stockholders without the consent of our other stockholders, will have the power to prevent a change in control of us and will have the power to take other actions that might be favorable to SAP, including by written consent without a meeting and without prior notice to other shareholders. As a result, SAP’s controlling interest may discourage a change of control that the holders of our Class A common stock may favor.
Risk Factors Summary
Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” of this prospectus and in the documents incorporated by reference in this prospectus. Some of these risks are:
•Our rapid growth makes it difficult to evaluate our future prospects and may increase the risk that we will not continue to grow at or near historical rates.
•We may not be able to sustain our revenue growth rate or achieve or maintain profitability in the future.
•If we fail to effectively manage our growth, our business and results of operations could be harmed.
•The experience management software category is relatively new and rapidly changing, and if we do not compete effectively, our business, results of operations, and financial condition could be harmed.

•The impact of the COVID-19 pandemic has adversely affected and could continue to adversely affect our business, financial condition, and results of operations.
•If we are unable to retain customers at existing levels or sell additional functionality to our existing customers, our revenue growth will be adversely affected.
•If the experience management software category does not develop further, develops more slowly, or develops in a way that we do not expect, our business may be adversely affected.
•If we are not able to develop new solutions and enhancements to our existing solutions that achieve market acceptance and that keep pace with technological developments, or if we are not able to deliver these new or enhanced solutions so that they can be easily and consistently deployed by our customers, our business and results of operations would be harmed.
•If our security measures are breached or unauthorized access to data is otherwise obtained, our XM Platform may be perceived as insecure, we may lose existing customers or fail to attract new customers, our reputation may be harmed, and we may incur significant liabilities.
•Our business could be harmed by any significant disruption of service on our XM Platform or loss of content.
•If we fail to offer high quality customer support, our business and reputation could suffer.
•We may acquire other companies or technologies which could divert our management’s attention, result in additional dilution to our stockholders, and otherwise disrupt our operations and harm our results of operations.
•We invest significantly in research and development, and to the extent our research and development investments do not translate into new solutions or material enhancements to our current solutions, or if we do not use those investments efficiently, our business and results of operations would be harmed.
•Our business depends on a strong brand, and if we are not able to maintain and enhance our brand, our ability to expand our number of customers will be impaired and our business, results of operations, and financial condition will be harmed.
•Failure to effectively expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our XM Platform.
•We rely on the performance of highly skilled personnel, including our management and other key employees, and the loss of one or more of such personnel, or of a significant number of our team members, could harm our business.
•If we are unable to develop and maintain successful relationships with certain partners, our business, results of operations, and financial condition could be harmed.
•Our sales cycle with enterprise, government, and international customers can be long and unpredictable.
•As long as SAP controls us, the ability of holders of Class A common stock to influence matters requiring stockholder approval will be limited.
•Our historical financial information as a business segment of SAP may not be representative of our results as an independent public company.

•SAP’s ability to control our board of directors and company may make it difficult for us to recruit high-quality independent directors and employees.
•We are a “controlled company” within the meaning of the corporate governance rules of Nasdaq and, as a result, rely on exemptions from certain corporate governance requirements that provide protection to stockholders of other companies.
Corporate Information
We were formed in 2002 as Qualtrics Labs, Inc. In 2012, Qualtrics, LLC, a Delaware limited liability company, was established as a new parent company for our operating business. In September 2014, we incorporated Qualtrics International Inc. in Delaware. Through a corporate restructuring in September 2014, Qualtrics, LLC became a wholly owned subsidiary of Qualtrics International Inc. In January 2019, we were acquired by SAP America, Inc., a wholly owned subsidiary of SAP, a multinational corporation that is headquartered in Walldorf, Germany. On February 1, 2021, we completed our IPO. Our Class A common stock trades on the Nasdaq under the symbol “XM.” Following the IPO, SAP continues to be our controlling shareholder. Our principal executive offices are located at 333 West River Park Drive, Provo, Utah 84604, and our telephone number is 385-203-4999. Our website address is www.qualtrics.com. Information contained on, or that can be accessed through, our website does not constitute part of this prospectus and inclusions of our website address in this prospectus are inactive textual references only.
“Qualtrics” and our other registered or common law trade names, trademarks, or service marks appearing in this prospectus and the documents incorporated by reference herein are our property. Other trademarks and trade names referred to in this prospectus and the documents incorporated by reference herein are the property of their respective owners.
Implications of Being an Emerging Growth Company
We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012. We will remain an emerging growth company until the earlier of (1) December 31, 2026 (the last day of the fiscal year following the fifth anniversary of our initial public offering), (2) the last day of the fiscal year in which we have total annual gross revenue of at least $1.07 billion, (3) the last day of the fiscal year in which we are deemed to be a “large accelerated filer”, as defined in the rules under the Exchange Act, and (4) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. We refer to the Jumpstart Our Business Startups Act of 2012 herein as the “JOBS Act,” and any reference herein to “emerging growth company” has the meaning ascribed to it in the JOBS Act.
An emerging growth company may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:
•being permitted to present only two years of audited financial statements and only two years of related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus;
•not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act;
•reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements, including in this prospectus; and
•exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.
We have elected to take advantage of certain of the reduced disclosure obligations in this prospectus and may elect to take advantage of other reduced reporting requirements in our future filings with the SEC. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.
The JOBS Act also provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. We have elected to avail ourselves of this exemption and, accordingly, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards.

THE OFFERING

Class A common stock offered by us	21,482,277 shares
Underwriters’ option to purchase additional shares	3,222,341 shares
Class A common stock to be outstanding after this offering	114,162,867 shares (or 117,385,208 shares if the underwriters exercise in full their option to purchase additional shares)
Class B common stock to be outstanding after this offering	423,170,610 shares, all of which are owned by SAP America.
Total Class A and Class B common stock to be outstanding after this offering	537,333,477 shares (or 540,555,818 shares if the underwriters exercise in full their option to purchase additional shares)
Use of proceeds
We estimate that the net proceeds from the sale of shares of our Class A common stock in this offering will be approximately $968.8 million (or approximately $1,114.3 million if the underwriters exercise in full their option to purchase additional shares), based upon an assumed offering price of $46.55 per share, which was the last reported sale price of our Class A common stock on Nasdaq on November 1, 2021, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We currently intend to use the net proceeds from this offering to repay the $500 million outstanding principal and all interest outstanding on a promissory note payable to SAP America, incurred to fund a $2,392 million dividend to SAP America, and the remainder for working capital and other general corporate purposes, including to finance our growth, develop new businesses, products, services or technologies, fund capital expenditures, and purchase our corporate headquarters. We may also use a portion of the net proceeds from this offering to acquire or make investments in businesses, products, services or technologies. While we have not designated any specific uses and have no current agreements with respect to any material acquisition, we are examining potential acquisitions. It is possible that we may not be able to complete such acquisitions on favorable terms or complete them at all. We do not anticipate that any of these potential acquisitions would be “significant” for purposes of Rule 3-05 of Article II of Regulation S-X. See “Use of Proceeds” for additional information.

Voting rights
We have two classes of common stock outstanding: Class A common stock and Class B common stock. The rights of the holders of Class A and Class B common stock are identical, except with respect to voting, conversion rights, certain actions that require the consent of holders of Class B common stock and other protective provisions as set forth in this prospectus. Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Subject to any rights of any series of preferred stock to elect directors, the holders of Class A common stock and the holders of Class B common stock, voting together as a single class, are entitled to elect all directors to our board of directors.

Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast at a meeting by all shares of Class A common stock and Class B common stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any preferred stock.

See “Principal Stockholders” and “Description of Capital Stock” for additional information.

Controlled company
We are a “controlled company” within the meaning of the corporate governance rules of Nasdaq. Upon completion of this offering, SAP will hold approximately 78.8% of our total outstanding shares of common stock and 97.4% of the combined voting power of our outstanding common stock (or approximately 78.3% and 97.3%, respectively, if the underwriters exercise in full their option to purchase additional shares).

Risk factors	Investing in our stock involves a high degree of risk. You should read the “Risk Factors” section included or incorporated by reference in this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our Class A common stock.
Nasdaq trading symbol	“XM”
The number of shares of Class A common stock and Class B common stock that will be outstanding after this offering is based on 92,680,590 shares of our Class A common stock and 423,170,610 shares of our Class B common stock outstanding as of September 30, 2021, and excludes:
•79,396,681 restricted stock units, or RSUs, for shares of our Class A common stock outstanding as of September 30, 2021, for which the service condition was not yet satisfied as of September 30, 2021;
•25,038,955 shares of our Class A common stock that were issued on October 1, 2021 in connection with the Acquisition, of which 896,890 shares are subject to vesting conditions;
•3,203,885 shares of our Class A common stock issuable upon the exercise of options to purchase shares of our Class A common stock that were assumed on October 1, 2021 in connection with the Acquisition, with a weighted-average exercise price of $4.52 per share;

•20,148,848 shares of our Class A common stock reserved for future issuance under our equity compensation plans, consisting of:
◦5,679,605 shares of our Class A common stock reserved for future issuance under our 2021 Qualtrics Employee Omnibus Equity Plan, or our 2021 Plan, as of September 30, 2021;
◦11,428,319 shares of our Class A common stock reserved for future issuance under our 2021 Qualtrics Employee Stock Purchase Plan, or our ESPP, as of September 30, 2021; and
◦3,040,924 shares of our Class A common stock reserved for future issuance under our 2021 Qualtrics Inducement Equity Plan, or our Inducement Plan, as of September 30, 2021.
Our 2021 Plan and our ESPP each provides for annual automatic increases in the number of shares reserved thereunder and our 2021 Plan also provides for increases to the number of shares of Class A common stock that may be granted thereunder based on shares underlying any awards under our 2021 Plan that expire, are forfeited, or are otherwise terminated.
Except as otherwise indicated, all information in this prospectus assumes no exercise by the underwriters of their option to purchase additional shares, no exercise of options or vesting of RSUs subsequent to September 30, 2021, and no conversion of shares of Class B common stock to Class A common stock subsequent to September 30, 2021 and excludes the effect of the issuance of shares in connection with the Acquisition.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA
The following tables present our summary consolidated financial and other data. We have derived the summary consolidated statements of operations data for the years ended December 31, 2018, 2019 and 2020 from our audited consolidated financial statements incorporated by reference in this prospectus. We have derived the summary consolidated statements of operations data for the nine months ended September 30, 2020 and 2021 and our summary consolidated balance sheet data as of September 30, 2021 from our unaudited interim consolidated financial statements incorporated by reference in this prospectus. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and reflect, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for a fair statement of the unaudited interim consolidated financial statements. Our historical results are not necessarily indicative of the results that may be expected in the future, and the results for the nine months ended September 30, 2021 are not necessarily indicative of the results to be expected for the full year or any other future period. The following summary consolidated financial and other data should be read in conjunction with the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2020 and in our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2021, June 30, 2021 and September 30, 2021, each incorporated by reference in this prospectus and our consolidated financial statements and the related notes incorporated by reference in this prospectus.

	Year Ended December 31,			Nine Months Ended September 30,
	2018	2019	2020	2020	2021
	(In thousands, except share amount)
Consolidated Statements of Operations Data:
Revenue:
Subscription	$295,528	$430,038	$575,397	$415,000	$611,748
Professional services and other	106,380	161,117	188,125	134,956	147,874
Total revenue	401,908	591,155	763,522	549,956	759,622
Cost of revenue(1)(2):
Subscription	35,785	67,982	62,671	46,974	65,865
Professional services and other	66,929	117,509	135,816	100,060	127,522
Total cost of revenue	102,714	185,491	198,487	147,034	193,387
Gross profit	299,194	405,664	565,035	402,922	566,235
Operating expenses(1)(2):
Research and development	65,925	242,124	212,795	168,985	226,552
Sales and marketing	192,142	440,325	431,794	322,775	449,446
General and administrative	74,248	717,363	175,499	155,225	637,944
Total operating expenses	332,315	1,399,812	820,088	646,985	1,313,942
Operating loss	(33,121)	(994,148)	(255,053)	(244,063)	(747,707)
Other non-operating income (expense), net	169	(486)	(972)	(483)	(6,091)
Loss before income taxes	(32,952)	(994,634)	(256,025)	(244,546)	(753,798)
Provision for income taxes	4,356	12,999	16,477	13,481	(4,424)
Net loss	$(37,308)	$(1,007,633)	$(272,502)	$(258,027)	$(749,374)

		January 23, through December 31,	Year Ended December 31,	Nine Months Ended September 30,
		2019	2020	2020	2021
Net loss per share attributable to common stockholder basic		$(1.76)	$(0.64)	$(0.61)	$(1.49)
Weighted-average shares used in computing net loss per share attributable to common stockholder, basic		423,170,610	423,334,994	423,170,610	503,781,082
________________
(1)Includes equity and cash settled stock-based compensation expense, as follows:

	Year Ended December 31,			Nine Months Ended September 30,
	2018	2019	2020	2020	2021
	(In thousands)
Cost of subscription revenue	$4	$24,136	$4,632	$3,809	$8,522
Cost of professional services and other revenue	144	17,168	6,737	6,193	18,161
Research and development	2,228	130,809	68,355	63,165	89,410
Sales and marketing	708	115,581	37,877	34,933	94,917
General and administrative	1,516	588,532	106,412	109,949	553,582
Total stock-based compensation expense, including cash settled(a)	$4,600	$876,226	$224,013	$218,049	$764,592
_______________
(a)As a result of the SAP acquisition in 2019, our stock-based compensation expense reflects the recognition of both equity-classified awards and liability-classified awards. Liability-classified awards are settled in cash in accordance with SAP’s employee equity compensation programs. 2018 stock-based compensation expense consisted entirely of equity-classified awards. 2019 stock-based compensation expense consisted of $185.8 million of equity-classified awards that was recognized as a result of the SAP acquisition in 2019, and $690.4 million of liability-classified awards, of which $312.8 million were settled in cash in 2019. 2020 stock-based compensation expense consisted of $224.0 million of liability-classified awards. During the year ended December 31, 2020, awards of $388.6 million were settled in cash. During the nine months ended September 30, 2020, stock-based compensation expense consisted of $218.0 million of liability-classified awards and $284.0 million of awards were settled in cash. During the nine months ended September 30, 2021, stock-based compensation expense consisted of $764.6 million of liability-classified and equity-classified awards and $76.9 million of awards were settled in cash. Liability-classified awards are recorded according to mark-to-market accounting.
(2)Includes amortization of acquired intangible assets as follows:

	Year Ended December 31,			Nine Months Ended September 30,
	2018	2019	2020	2020	2021
	(In thousands)
Cost of subscription revenue	$703	$1,160	$1,062	$797	$973
Sales and marketing	145	204	204	153	176
General and administrative	201	114	188	141	141
Total amortization of acquired intangible assets	$1,049	$1,478	$1,454	$1,091	$1,290

	As of September 30, 2021
	Actual	As Adjusted(1)(2)
Consolidated Balance Sheet Data:	(In thousands)
Cash and cash equivalents	$589,946	$1,054,222
Working capital(3)	788,890	1,757,730
Total assets	1,442,562	1,906,838
Total deferred revenue	520,228	520,228
Accumulated deficit	(2,148,141)	(2,148,141)
Total equity	18,928	987,768
________________
(1)The as adjusted balance sheet data in the table above reflects adjustments for the sale and issuance by us of 21,482,277 shares of our Class A common stock in this offering, at the public offering price of $46.55 per share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.
(2)Each $1.00 increase or decrease in the assumed offering price of $46.55 per share, which was the last reported sale price of our Class A common stock on Nasdaq on November 1, 2021, would increase or decrease, as applicable, the amount of our cash and cash equivalents, working capital, total assets, and total equity (deficit) by approximately $20.8 million, assuming the underwriters do not exercise their option to purchase additional shares and assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
(3)Working capital is defined as current assets less current liabilities, excluding current deferred revenue. See our audited consolidated financial statements and related notes incorporated by reference into this prospectus for further details regarding our current assets and current liabilities.
Non-GAAP Financial Measures
In addition to our results determined in accordance with GAAP, we believe several non-GAAP measures are useful in evaluating our operating performance: non-GAAP gross profit and margin, non-GAAP operating income (loss) and margin, non-GAAP net income (loss) and net income (loss) per share, and free cash flow and margin. We use the following non-GAAP financial information to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that non-GAAP financial information, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance. However, non-GAAP financial information is presented for supplemental informational purposes only, has limitations as an analytical tool, and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. In particular, free cash flow is not a substitute for cash used in operating activities and it does not represent the total increase or decrease in our cash balance for a given period. In addition, other companies, including companies in our industry, may calculate similarly-titled non-GAAP measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison. A reconciliation is provided below for each non-GAAP financial measure to the most directly comparable financial measure stated in accordance with GAAP. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures, and not to rely on any single financial measure to evaluate our business.
Non-GAAP Gross Profit and Margin

	Year Ended December 31,			Nine Months Ended September 30,
	2018	2019	2020	2020	2021
	(In thousands)
GAAP gross profit	$299,194	$405,664	$565,035	$402,922	$566,235
Add: Stock-based compensation expense, including cash settled	148	41,304	11,369	10,002	26,683
Add: Amortization of acquired intangible assets	703	1,160	1,062	797	973
Non-GAAP gross profit	$300,045	$448,128	$577,466	$413,721	$593,891
Non-GAAP gross margin	75%	76%	76%	75%	78%
We calculate non-GAAP gross profit, as GAAP gross profit excluding equity and cash settled stock-based compensation expense and amortization of acquired intangible assets allocated to cost of revenue. Non-GAAP gross margin is calculated as non-GAAP gross profit divided by total revenue.

Non-GAAP Operating Income (Loss) and Margin

	Year Ended December 31,			Nine Months Ended September 30,
	2018	2019	2020	2020	2021
	(In thousands)
GAAP operating loss	$(33,121)	$(994,148)	$(255,053)	$(244,063)	$(747,707)
Add: Stock-based compensation expense, including cash settled(1)	4,600	876,226	224,013	218,049	764,592
Add: Amortization of acquired intangible assets	1,049	1,478	1,454	1,091	1,290
Add: Acquisition related costs	648	—	—	—	13,430
Add: Advisory and legal costs related to the 2018 IPO and the SAP acquisition in 2019	31,100	66,992	—	—	—
Non-GAAP operating income (loss)	$4,276	$(49,452)	$(29,586)	$(24,923)	$31,605
Non-GAAP operating margin	1%	(8)%	(4)%	(5)%	4%
________________
(1)As a result of the SAP acquisition in 2019, our stock-based compensation expense reflects the recognition of both equity-classified awards and liability-classified awards. Liability-classified awards are settled in cash in accordance with SAP’s employee equity compensation programs. 2018 stock-based compensation expense consisted entirely of equity-classified awards. 2019 stock-based compensation expense consisted of $185.8 million of equity-classified awards that was recognized as a result of the SAP acquisition in 2019, and $690.4 million of liability-classified awards, of which $312.8 million were settled in cash in 2019. 2020 stock-based compensation expense consisted of $224.0 million of liability-classified awards. During the year ended December 31, 2020 awards of $388.6 million were settled in cash. During the nine months ended September 30, 2020, stock-based compensation expense consisted of $218.0 million of liability-classified awards and $284.0 million of awards were settled in cash. During the nine months ended September 30, 2021, stock-based compensation expense consisted of $764.6 million of liability-classified and equity-classified awards and $76.9 million of awards were settled in cash. Liability-classified awards are recorded according to mark-to-market accounting.
We calculate non-GAAP operating income (loss), as GAAP operating loss excluding equity and cash settled stock-based compensation expense, amortization of acquired intangible assets, acquisition related costs, and advisory and legal costs related to our initial public offering process conducted in 2018 that was ultimately withdrawn and the SAP acquisition in 2019. Non-GAAP operating margin is calculated as non-GAAP operating income (loss) divided by total revenue.

Non-GAAP Net Income (Loss) and Net Income (Loss) Per Share

	Year Ended December 31,			Nine Months Ended September 30,
	2018	2019	2020	2020	2021
	(In thousands, except share and per share data)
GAAP net loss	$(37,308)	$(1,007,633)	$(272,502)	$(258,027)	$(749,374)
Add: Stock-based compensation expense, including cash settled(1)	4,600	876,226	224,013	218,049	764,592
Add: Amortization of acquired intangible assets	1,049	1,478	1,454	1,091	1,290
Add: Acquisition related costs	648	—	—	—	13,430
Add: Advisory and legal costs related to the SAP acquisition in 2019	31,100	66,992	—	—	—
Add: Tax impact of the non-GAAP adjustments	—	3,684	1,075	1,046	3,481
Non-GAAP net income (loss)	$89	$(59,253)	$(45,960)	$(37,841)	$33,419

		January 23, through December 31,	Year Ended December 31,	Nine Months Ended September 30,
		2019	2020	2020	2021
Weighted-average Class A and Class B shares used in computing non-GAAP net income (loss) per share attributable to common stockholders, basic and diluted		423,170,610	423,334,994	423,170,610	503,781,082
Non-GAAP net income (loss) per share attributable to common stockholders, basic and diluted		$(0.12)	$(0.11)	$(0.09)	$0.07
We calculate non-GAAP net income (loss) as GAAP net loss excluding equity and cash settled stock-based compensation expense, amortization of acquired intangible assets, acquisition related costs, advisory and legal costs related to our initial public offering process conducted in 2018 that was ultimately withdrawn and the SAP acquisition in 2019, and the tax impact of the non-GAAP adjustments. Non-GAAP net income (loss) per share is calculated as non-GAAP net income (loss) divided by the weighted-average Class A and Class B shares attributable to common stockholders.

Free Cash Flow and Margin

	Year Ended December 31,			Nine Months Ended September 30,
	2018	2019	2020	2020	2021
	(In thousands)
Net cash provided by (used in) operating activities	$36,404	$(370,904)	$(410,722)	$(312,229)	$(10,863)
Less: Capital expenditures	(21,321)	(33,181)	(89,518)	(43,054)	(29,711)
Free cash flow	15,083	(404,085)	(500,240)	(355,283)	(40,574)
Free cash flow margin	4%	(68)%	(66)%	(65)%	(5)%
As a result of the SAP acquisition in 2019, we incurred significant cash outflows in connection with the settlement of liability-classified, stock-based awards in accordance with SAP’s employee equity compensation programs. We calculate free cash flow as net cash provided by operating activities less capital expenditures. Our free cash flow for the year ended December 31, 2018, 2019, and 2020, and for the nine months ended September 30, 2020 and 2021 includes $31.1 million, $379.8 million, $388.6 million, $284.0 million and $76.9 million, respectively, in cash outflows related to the settlement of liability-classified, stock-based awards and advisory and legal costs related to our initial public offering process conducted in 2018 that was ultimately withdrawn and the SAP acquisition in 2019. Free cash flow margin is calculated as free cash flow divided by total revenue.

RISK FACTORS
Investing in our Class A common stock involves a high degree of risk. Before making an investment decision with respect to our Class A common stock, we urge you to carefully consider the risks described in the “Risk Factors” section of our Annual Report on Form 10-K for the year ended December 31, 2020, our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2021, June 30, 2021 and September 30, 2021, and other subsequent filings made with the SEC, which are incorporated by reference into this prospectus.
The risks and uncertainties incorporated by reference into this prospectus are not the only ones we face. Additional risks and uncertainties not presently known or which we consider immaterial as of the date hereof may also have an adverse effect on our business. If any of the matters discussed in the following risk factors were to occur, our business, financial condition, results of operations, cash flows or prospects could be materially adversely affected, the market price of our securities could decline and you could lose all or part of your investment in our securities.
Risks Related to Ownership of Our Class A Common Stock and this Offering
Our stock price may fluctuate significantly.
The market price of our Class A common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:
•actual or anticipated fluctuations in our results of operations;
•the financial projections we may provide to the public, any changes in these projections, or our failure to meet these projections;
•failure of securities analysts to initiate or maintain coverage of our company, changes in financial estimates or ratings changes by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;
•media reports and coverage of our operations, industry, employees, and company;
•announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;
•changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;
•price and volume fluctuations in the overall stock market;
•trends and factors in the economy generally, both in the U.S. and globally;
•changes in accounting standards, policies, guidelines, interpretations, or principles;
•actual or anticipated developments in our business or our competitors’ businesses or the competitive landscape generally;
•announced or completed acquisitions of businesses or technologies by us or our competitors;
•developments or disputes concerning our intellectual property or our solutions, or third-party proprietary rights;

•new laws or regulations, new interpretations of existing laws, or the new application of existing regulations to our business;
•any major change in our board of directors or management;
•any actions or conduct by our employees, directors, or management that could impact our reputation;
•additional Class A common stock being sold into the market by us, including in this offering, or our existing stockholders or the anticipation of such sales;
•changes in operating performance and stock market valuations of technology companies in our industry;
•lawsuits threatened or filed against us; and
•other events or factors, including those resulting from war, incidents of terrorism, disease, global pandemics such as COVID-19 or responses to these events.
In addition, the stock markets, and in particular the market on which our Class A common stock is listed, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology companies. Stock prices of many technology companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from operating our business, and harm our business, results of operations, and financial condition.
If securities or industry analysts do not publish research or reports about our business, or if they downgrade our common stock, the price of our Class A common stock could decline.
The trading market for our Class A common stock depends, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. In addition, if our results of operations fail to meet the forecast of analysts, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our Class A common stock could decrease, which might cause our stock price and trading volume to decline.
We may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return.
We intend to use the net proceeds from this offering to repay the $500 million outstanding principal and all interest outstanding on a promissory note payable to SAP America, incurred to fund a $2,392 million dividend to SAP America, and the remainder for working capital and other general corporate purposes, including to finance our growth, develop new businesses, products, services or technologies, fund capital expenditures, and purchase our corporate headquarters.
We may also use a portion of the net proceeds from this offering to acquire or make investments in businesses, products, services, or technologies. However, we do not have any agreements or commitments for any specific acquisitions or investments at this time. Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used effectively. The net proceeds may be invested with a view towards long-term benefits for our stockholders and this may not increase our operating results or market value. The failure by our management to apply these funds effectively may adversely affect the return on your investment. See “Use of Proceeds” for additional information.

Purchasers in this offering will immediately experience substantial dilution in net tangible book value.
We anticipate the public offering price of our Class A common stock will be substantially higher than the net tangible book value per share of our Class A common stock immediately following this offering. Therefore, if you purchase shares of our Class A common stock in this offering, you will experience immediate dilution of $45.10 per share, based on an assumed public offering price of $46.55 per share, which was the last reported sale price of our Class A common stock on Nasdaq on November 1, 2021, the difference between the price per share you pay for our Class A common stock and the net tangible book value per share as of September 30, 2021, after giving effect to the issuance of shares of our Class A common stock in this offering and repayment of promissory note 2. See “Dilution” for additional information.
Substantial future sales of our Class A common stock could cause the market price of our Class A common stock to decline.
The market price of our Class A common stock could decline as a result of substantial sales of our Class A common stock, particularly sales by our directors, executive officers, and significant stockholders, a large number of our Class A common stock becoming available for sale or the perception in the market that holders of a large number of shares intend to sell their shares. Based on the total number of outstanding shares of our common stock as of September 30, 2021, immediately upon the completion of this offering, we will have a total of 114,162,867 shares outstanding of Class A common stock (or 117,385,208 shares if the underwriters exercise in full their option to purchase additional shares) and 423,170,610 shares outstanding of Class B common stock, all of which are owned by SAP. This includes the Class A common stock offered in this offering, which may be resold in the public market immediately, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with Rule 144 under the Securities Act.
Shares of our Class A common stock received by our employees (including our executive officers) upon vesting of equity awards received in the exchange offers completed in January 2021 and September 2021 were freely tradable upon issuance, subject to compliance with Rule 144, as applicable, and are not subject to any lock-up restriction. Shares of Class A common stock issued to Q II, LLC, or Q II, and Silver Lake Technology Management, LLC, or Silver Lake, prior to this offering are deemed “restricted securities” as defined in Rule 144 under the Securities Act and, pursuant to their respective Class A common stock purchase agreements, are subject to lock-up restrictions, such that the shares issued to each of Q II and Silver Lake may not be sold until January 28, 2022 and January 28, 2023, respectively. In addition, pursuant to joinder and lockup agreements signed by Clarabridge’s stockholders in connection with the Acquisition, certain of the Registered Acquisition Shares are currently restricted from resale. Up to one-third of the Registered Acquisition Shares are available to be sold as of October 12, 2021, up to an additional one-third of the Registered Acquisition Shares will become available to be sold on November 11, 2021, and the final one-third of the Registered Acquisition Shares will become available to be sold on December 11, 2021, all subject to adjustment for certain blackout periods that may occur under the Merger Agreement. The remaining outstanding shares of our Class A and all of our Class B common stock will be deemed “restricted securities” as defined in Rule 144. These restricted securities, and the shares of Class A common stock into which the outstanding shares of our Class B common stock are convertible, may be sold in the public market only if they are registered or if they qualify for an exemption from registration under the Securities Act. See “Shares Eligible for Future Sale” for a more detailed description of sales that may occur in the future.
Further, in connection with this offering, we, our executive officers and directors, and SAP America have entered or will enter into lock-up agreements with the underwriters under which we and they have agreed or will agree, among other things and subject to specific exceptions, not to sell any of our stock for at least 75 days following the date of this prospectus.
Sales of our Class A common stock as these restrictions end may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause the market price of our Class A common stock to fall and make it more difficult for you to sell our Class A common stock.
We are party to a stockholders’ agreement with SAP, Q II and Silver Lake which, among other things, provides for specified registration rights relating to the shares of our Class A common stock and Class B common stock owned by SAP, Q II and Silver Lake. See “Shares Eligible for Future Sale—Registration Rights.” Registration of

those shares under the Securities Act would permit SAP, Q II, Silver Lake and their permitted transferees registration rights agreement to sell their respective shares into the public market.
We will be obligated to pay cash to settle any Qualtrics Rights or SAP RSUs that were not tendered in the January 2021 and September 2021 exchange offers.
In January 2021 and September 2021, we conducted voluntary exchange offers pursuant to which we offered eligible employees, including our executive officers, the ability to exchange their existing Qualtrics Rights and SAP RSUs for awards with underlying shares of our Class A common stock. According to the existing award terms, upon vesting we will be obligated to pay cash to settle any Qualtrics Rights and SAP RSUs that were not tendered in the exchange offers. While the dividend we paid to SAP America in the form of promissory note 1 was reduced by an amount equal to the cash required to settle any outstanding Qualtrics Rights and SAP RSUs based on the estimated liabilities for such awards at the expiration of the exchange offers, such dividend and promissory note 1 will not be further reduced to reflect any increase in such liabilities subsequent to the expiration of the exchange offers. For example, the cash liabilities for such awards may increase if SAP’s share price increases following the expiration of the exchange offers.
We will continue to incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies, particularly after we are no longer an “emerging growth company,” which could adversely affect our business, financial condition, and results of operations.
As a public company, and particularly after we cease to be an “emerging growth company,” we will continue to incur greater legal, accounting, and other expenses than we incurred as a private company. We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, and the rules and regulations of Nasdaq. These requirements have increased and will continue to increase our legal, accounting, and financial compliance costs and have made, and will continue to make, some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to maintain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as our executive officers. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. In that regard, we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge.
Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current board of directors, and limit the market price of our Class A common stock.
Provisions in our amended and restated certificate of incorporation and amended and restated bylaws have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and amended and restated bylaws include provisions that:
•authorize our board of directors to issue, without further action by the stockholders, shares of undesignated preferred stock with terms, rights, and preferences determined by our board of directors that may be senior to our common stock;
•require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent, if such action occurs after SAP ceases to be the beneficial owner of a majority of votes entitled to be cast by the holders of Class A common stock and the holders of Class B common stock, voting together as a single class, such date being referred to as the Written Consent Threshold Date;
•until the Written Consent Threshold Date, allow our stockholders to act by written consent, without a meeting and without prior notice;

•specify that special meetings of our stockholders may only be called by (1) SAP, until the Written Consent Threshold Date, (2) our Executive Chair or Chief Executive Officer, or (3) a majority of directors then in office. No business other than that stated in the notice of a special meeting may be transacted at such special meetings;
•provide for a dual-class common stock structure in which holders of our Class B common stock have the ability to control the outcome of certain matters requiring stockholder approval, even if they own significantly less than a majority of the aggregate outstanding shares of our common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets;
•establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors;
•prohibit cumulative voting;
•provide that any vacancy on the board of directors that results from an increase in the number of directors may be filled only by a majority of the board of directors then in office, provided that a quorum is present, and any other vacancy occurring in the board of directors may be filled only by a majority of directors then in office, even if less than a quorum, or by a sole remaining director. However, until the Written Consent Threshold Date, any vacancy caused by the removal of a director by our stockholders may be filled only by our stockholders;
•require that certain provisions of our amended and restated certificate of incorporation, including those relating to (i) corporate opportunities and conflicts of interest between us and SAP, (ii) the consent of SAP as the holder of our Class B common stock, (iii) our amended and restated bylaws, (iv) our board of directors, and (v) the indemnification of our directors and officers, may be amended by the affirmative vote of at least 80% of the votes entitled to be cast thereon subject to the rights of holders of our Class B common stock to withhold their consent to the amendment, of the provisions of our amended and restated certificate of incorporation relating to corporate opportunities and conflicts of interest between our company and SAP. All other provisions of our amended and restated certificate of incorporation may be amended by the affirmative vote of a majority of the votes entitled to be cast thereon; and
•allow our board of directors to amend, supplement or repeal our amended and restated bylaws upon the vote of a majority of the board of directors. Our amended and restated certificate of incorporation will provide that, after the Written Consent Threshold Date, the sections of our amended and restated bylaws related to the removal of directors and the required advance notice related to stockholder proposals and nomination of directors by stockholders may only be amended by the affirmative vote of shares representing at least 80% of the votes entitled to be cast by the outstanding common stock, voting as a single class, subject to any voting rights granted to any holders of any preferred stock.
As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation Law, or the DGCL, which imposes certain restrictions on mergers, business combinations, and other transactions between us and holders of 15% or more of our outstanding common stock. Any provision of our amended and restated certificate of incorporation, amended and restated bylaws or Delaware law that has the effect of delaying, preventing or deterring a change in control or changes in our management could limit the opportunity for our stockholders to receive a premium for their shares of our common stock and could also affect the price that some investors are willing to pay for our Class A common stock.
Our amended and restated bylaws designate a state or federal court located within the State of Delaware as the exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or other employees.
Our amended and restated bylaws provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees or our stockholders to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provisions of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action asserting a claim governed by the internal affairs doctrine shall be, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to this provision. Our amended and restated bylaws also provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act; provided, however, that our stockholders cannot and will not be deemed to have waived our compliance with the U.S. federal securities laws and the rules and regulations thereunder. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.
Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated bylaws provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated bylaws. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.
These choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage such lawsuits. Alternatively, if a court were to find the choice of forum provision in our amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations, and financial condition.
We do not expect to declare dividends in the foreseeable future.
We currently anticipate that we will retain future earnings for the development, operation, and expansion of our business, and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to stockholders will therefore be limited to the increase, if any, of our share price, which may never occur.
We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make our Class A common stock less attractive to investors.
We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced financial disclosure obligations, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved. Pursuant to Section 107 of the JOBS Act, as an emerging growth company, we have elected to use the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our consolidated financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies.

We are permitted to take advantage of these provisions until we are no longer an “emerging growth company.” We would cease to be an “emerging growth company” upon the earliest to occur of: (i) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (ii) the date we qualify as a large accelerated filer, with at least $700 million of equity securities held by non-affiliates; (iii) the issuance, in any three-year period, by us of more than $1.0 billion in non-convertible debt securities; and (iv) December 31, 2026.
We may choose to take advantage of some but not all of these reduced reporting requirements. If we take advantage of any of these reduced reporting requirements in future filings, the information that we provide our security holders may be different than the information you might get from other public companies in which you hold equity interests. We cannot predict if investors will find our Class A common stock less attractive because we may rely on these exemptions.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. All statements within the meaning of the U.S. Private Securities Litigation Reform Act and Section 21E of the Securities Exchange Act of 1934, as amended, other than statements of historical fact, contained in this prospectus are forward-looking statements. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:
•our future financial performance, including our revenue, cost of revenue, gross profit, operating expenses, ability to generate positive cash flow, and ability to be profitable;
•our ability to grow at or near historical growth rates;
•anticipated technology trends, such as the use of and demand for experience management software;
•our ability to attract and retain customers to use our products;
•our ability to respond to and overcome challenges brought by the COVID-19 pandemic;
•our ability to attract enterprises and international organizations as customers for our products;
•our ability to expand our network with content consulting partners, delivery partners, and technology partners;
•the evolution of technology affecting our products and markets;
•our ability to introduce new products and enhance existing products and to compete effectively with competitors;
•our ability to successfully enter into new markets and manage our international expansion;
•the attraction and retention of qualified employees and key personnel;
•our ability to effectively manage our growth and future expenses and maintain our corporate culture;
•our anticipated investments in sales and marketing and research and development;
•our ability to maintain, protect, and enhance our intellectual property rights;
•our ability to successfully defend litigation brought against us;
•our ability to maintain data privacy and data security;
•the sufficiency of our cash and cash equivalents to meet our liquidity needs;
•our ability to comply with modified or new laws and regulations applying to our business;
•our reduced ability to leverage resources at SAP as an independent company from SAP;

•the increased expenses associated with being an independent public company; and
•our expected use of the net proceeds from this offering.
We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.
You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors described in the section titled “Risk Factors” in our Annual Report and Quarterly Reports incorporated by reference in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in or incorporated by reference in this prospectus. We cannot assure you that the results, events, and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.
The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.
You should read this prospectus, the documents incorporated by reference in this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance, and events and circumstances may be materially different from what we expect.

USE OF PROCEEDS
We estimate that the net proceeds to us from the sale of shares of our Class A common stock in this offering will be approximately $968.8 million, based upon an assumed offering price of $46.55 per share, which was the last reported sale price of our Class A common stock on Nasdaq on November 1, 2021, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares is exercised in full, we estimate that the net proceeds to us would be approximately $1,114.3 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
Each $1.00 increase or decrease in the assumed offering price of $46.55 per share would increase or decrease, as applicable, the net proceeds that we receive from this offering by approximately $20.8 million, assuming the underwriters do not exercise their option to purchase additional shares and assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million in the number of shares offered by us would increase or decrease, as applicable, the net proceeds that we receive from this offering by approximately $45.2 million, assuming an offering price of $46.55 per share, which was the last reported sale price of our Class A common stock on Nasdaq on November 1, 2021, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
We currently intend to use the net proceeds from this offering:
•to repay the $500 million outstanding principal and all interest outstanding on a promissory note payable to SAP America, referred to as promissory note 2; and
•the remainder for working capital and other general corporate purposes, including to finance our growth, develop new businesses, products, services or technologies, fund capital expenditures, and purchase our corporate headquarters.
The indebtedness we intend to repay was incurred to fund a $2,392 million dividend payable to SAP America in the form of two promissory notes, which we refer to as the promissory notes. Promissory note 1 was issued with a principal amount of $1,892 million and interest rate of 0.14% compounded annually. The principal balance and accrued interest was due and paid in full on February 1, 2021, the date of the closing of our IPO. Promissory note 2 was issued with a principal amount of $500 million and interest rate of 1.35% compounded semi-annually. The principal balance and accrued interest is due and payable in full on or before the earlier of (i) February 1, 2031, the 10-year anniversary of the closing date of the IPO, and (ii) the date on which the aggregate net cash proceeds of primary public offerings of shares of the Company’s Class A common stock exceeds $500 million. The dividend was declared to facilitate the return of capital from us to SAP America. We intend to use a portion of the proceeds from this offering to repay promissory note 2 pursuant to the terms of the note and because our expected cash position following the offering will allow us to pay down a portion of such note while still having sufficient cash to meet our anticipated operating needs.
We may also use a portion of the net proceeds from this offering to acquire or make investments in businesses, products, services or technologies. While we have not designated any specific uses and have no current agreements with respect to any material acquisition, we are examining potential acquisitions. It is possible that we may not be able to complete such acquisitions on favorable terms or complete them at all. We do not anticipate that any of these potential acquisitions would be “significant” for purposes of Rule 3-05 of Article II of Regulation S-X.
We cannot specify with certainty the particular uses of the net proceeds that we will receive from this offering. Accordingly, we will have broad discretion in using these proceeds. Pending the use of proceeds from this offering as described above, we plan to invest the net proceeds that we receive in this offering in short-term and long-term interest-bearing obligations, including government and investment-grade debt securities and money market funds.

DIVIDEND POLICY
We currently do not anticipate declaring any cash dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws and the consent of the holders of our Class B common stock pursuant to our amended and restated certificate of incorporation, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions, and other factors that our board of directors may deem relevant. Holders of our Class A common stock and our Class B common stock will share equally on a per share basis in any dividend declared on our common stock by our board of directors. See “Description of Capital Stock—Class A Common Stock and Class B Common Stock—Dividend Rights.”

CAPITALIZATION
The following table sets forth cash and cash equivalents, as well as our capitalization, as of September 30, 2021 as follows:
•on an actual basis;
•on an as adjusted basis, giving effect to our issuance of 25,038,955 shares of Class A common stock to certain qualifying Clarabridge stockholders (which includes 896,890 shares subject to vesting conditions) and payment of $80.4 million in cash consideration, net of cash acquired, in connection with the Acquisition, on October 1, 2021 (see “Prospectus Summary—Recent Developments—Acquisition of Clarabridge”); and
•on an as further adjusted basis, giving effect to (i) the sale and issuance by us of 21,482,277 shares of our Class A common stock in this offering, based on an assumed offering price of $46.55 per share, which was the last reported sale price of our Class A common stock on Nasdaq on November 1, 2021, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us; and (ii) the repayment by us of the $500 million principal amount and all interest outstanding on the promissory note we incurred to fund a dividend to SAP America. See “Use of Proceeds.”
You should read this table, which contains unaudited information, together with our consolidated financial statements and related notes that are incorporated by reference in this prospectus.

	As of September 30, 2021
	Actual	As Adjusted	As Further Adjusted(1)
	(In thousands, except share and per share data)
Cash and cash equivalents	$589,946	$509,534	$973,810
Long-term debt:
Total debt	504,564	504,564	—
Stockholders’ equity:
Preferred stock, par value $0.0001 per share: 100,000,000 shares authorized, no shares issued and outstanding, actual, as adjusted and as further adjusted	—	—	—
Class A common stock, par value $0.0001 per share: 2,000,000,000 shares authorized, 92,680,590 shares issued and outstanding, actual; 2,000,000,000 shares authorized, 117,719,545 shares issued and outstanding, as adjusted; and 2,000,000,000 shares authorized, 139,201,822 shares issued and outstanding, as further adjusted	9	12	14
Class B common stock, par value $0.0001 per share: 1,000,000,000 shares authorized, 423,170,610 shares issued and outstanding, actual, as adjusted and as further adjusted	42	42	42
Additional paid-in capital	2,167,649	3,227,000	4,195,838
Accumulated other comprehensive income	(631)	(631)	(631)
Accumulated deficit	(2,148,141)	(2,148,141)	(2,148,141)
Total stockholders’ equity	18,928	1,078,282	2,047,122
Total capitalization	$523,492	$1,582,846	$2,047,122
________________
(1)Each $1.00 increase or decrease in the assumed offering price of $46.55 per share, which was the last reported sale price of our Class A common stock on Nasdaq on November 1, 2021, 2021, would increase or decrease, as applicable, the amount of our cash and cash equivalents, additional paid-in capital, total stockholders’ equity, and total capitalization by $20.8 million, assuming the underwriters do not exercise their option to purchase additional shares and assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by

us. Similarly, each increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease, as applicable, the amount of our cash and cash equivalents, additional paid-in capital, total stockholders’ equity, and total capitalization by $45.2 million, assuming an assumed offering price of $46.55 per share, which was the last reported sale price of our Class A common stock on Nasdaq on November 1, 2021, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
If the underwriters’ option to purchase additional shares is exercised in full, as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity, total capitalization and shares of Class A common stock outstanding as of September 30, 2021 would be $1,119.3 million, $4,341.3 million, $2,192.6 million, $2,192.6 million, and 142,424,163 shares, respectively.
The number of shares of Class A common stock and Class B common stock that will be outstanding after this offering is based on 92,680,590 shares of our Class A common stock and 423,170,610 shares of our Class B common stock outstanding as of September 30, 2021, and excludes:
•79,396,681 RSUs for shares of our Class A common stock outstanding as of September 30, 2021, for which the service condition was not yet satisfied as of September 30, 2021;
•25,038,955 shares of our Class A common stock that were issued on October 1, 2021 in connection with the Acquisition, of which 896,890 shares are subject to vesting conditions;
•3,203,885 shares of our Class A common stock issuable upon the exercise of options to purchase shares of our Class A common stock that were assumed on October 1, 2021 in connection with the Acquisition, with a weighted-average exercise price of $4.52 per share;
•20,148,848 shares of our Class A common stock reserved for future issuance under our equity compensation plans, consisting of:
◦5,679,605 shares of our Class A common stock reserved for future issuance under our 2021 Plan as of September 30, 2021;
◦11,428,319 shares of our Class A common stock reserved for future issuance under our ESPP as of September 30, 2021; and
◦3,040,924 shares of our Class A common stock reserved for future issuance under our Inducement Plan as of September 30, 2021.
Our 2021 Plan and our ESPP each provides for annual automatic increases in the number of shares reserved thereunder and our 2021 Plan also provides for increases to the number of shares of Class A common stock that may be granted thereunder based on shares underlying any awards under our 2021 Plan that expire, are forfeited, or are otherwise terminated.

DILUTION
If you invest in our Class A common stock in this offering, your ownership interest will be diluted to the extent of the difference between the offering price per share of our Class A common stock and the as adjusted net tangible book value per share of our Class A common stock immediately after this offering. Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of our Class A common stock in this offering and the as adjusted net tangible book value per share of our Class A common stock immediately after completion of this offering.
Net tangible book value per share is determined by dividing our total tangible assets (total assets less contract acquisition costs, intangible assets, goodwill, and capitalized offering costs) less our total liabilities by the number of shares of our common stock outstanding. Our historical net tangible book value as of September 30, 2021 was $(192.0) million, or $(0.37) per share.
After giving effect to (i) the sale by us of 21,482,277 shares of our Class A common stock in this offering at an assumed offering price of $46.55 per share, which was the last reported sale price of our Class A common stock on Nasdaq on November 1, 2021, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (ii) the repayment by us of the $500 million principal amount and all interest outstanding on promissory note 2, which we incurred to fund a dividend to SAP America, our as adjusted net tangible book value as of September 30, 2021 would have been $776.9 million, or $1.45 per share. This represents an immediate increase in net tangible book value of $1.82 per share to our existing stockholders and an immediate dilution of $45.10 per share to investors purchasing shares of our Class A common stock in this offering. The following table illustrates this dilution:

Assumed public offering price per share		$46.55
Net tangible book value per share as of September 30, 2021	$(0.37)
Increase in net tangible book value per share attributable to new investors in this offering	1.82
As adjusted net tangible book value per share after this offering	1.45
Dilution per share to new investors in this offering		$45.10
Each $1.00 increase or decrease in the assumed offering price of $46.55 per share, which was the last reported sale price of our Class A common stock on Nasdaq on November 1, 2021, would increase or decrease, as applicable, our as adjusted net tangible book value per share to new investors by $0.03, and would increase or decrease, as applicable, dilution per share to new investors in this offering by $0.97, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
If the underwriters’ option to purchase additional shares is exercised in full, the as adjusted net tangible book value per share of our Class A common stock after this offering would be $1.71 per share, and the dilution to new investors in this offering would be $44.84 per share.
The calculations and table above (other than the historical net tangible book value calculation) are based on 92,680,590 shares of our Class A common stock and 423,170,610 shares of our Class B common stock outstanding as of September 30, 2021, and excludes:
•79,396,681 RSUs, for shares of our Class A common stock outstanding as of September 30, 2021, for which the service condition was not yet satisfied as of September 30, 2021;
•25,038,955 shares of our Class A common stock that were issued on October 1, 2021 in connection with the Acquisition, of which 896,890 shares are subject to vesting conditions;
•3,203,885 shares of our Class A common stock issuable upon the exercise of options to purchase shares of our Class A common stock that were assumed on October 1, 2021 in connection with the Acquisition, with a weighted-average exercise price of $4.52 per share;

•20,148,848 shares of our Class A common stock reserved for future issuance under our equity compensation plans, consisting of:
◦5,679,605 shares of our Class A common stock reserved for future issuance under our 2021 Plan as of September 30, 2021;
◦11,428,319 shares of our Class A common stock reserved for future issuance under our ESPP as of September 30, 2021; and
◦3,040,924 shares of our Class A common stock reserved for future issuance under our Inducement Plan as of September 30, 2021.
Our 2021 Plan and our ESPP each provides for annual automatic increases in the number of shares reserved thereunder and our 2021 Plan also provides for increases to the number of shares of Class A common stock that may be granted thereunder based on shares underlying any awards under our 2021 Plan that expire, are forfeited, or are otherwise terminated.

PRINCIPAL STOCKHOLDERS
The following table sets forth certain information with respect to the beneficial ownership of our common stock as of October 1, 2021, and as adjusted to reflect the sale of our Class A common stock offered by us in this offering, assuming no exercise of the underwriters’ option to purchase additional shares, for:
•each of our named executive officers;
•each of our directors;
•all of our current directors and executive officers as a group; and
•each person known by us to be the beneficial owner of more than 5% of the outstanding shares of our Class A or Class B common stock (by number or by voting power).
We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Securities Act.
We have based our calculation of the percentage of beneficial ownership prior to this offering on 117,719,582 shares of our Class A common stock and 423,170,610 shares of our Class B common stock outstanding as of October 1, 2021. We have based our calculation of the percentage of beneficial ownership after this offering on 139,201,859 shares of our Class A common stock and 423,170,610 shares of our Class B common stock outstanding immediately following the completion of this offering, assuming that the underwriters will not exercise their option to purchase additional shares. We have deemed shares of our common stock subject to restricted stock units, or RSUs, for which the service condition has been satisfied or would be satisfied within 60 days of October 1, 2021 to be outstanding and to be beneficially owned by the person holding the RSUs for the purpose of computing the percentage ownership of that person. However, we did not deem these shares subject to RSUs outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Qualtrics International Inc., 333 West River Park Drive, Provo, Utah 84604.

	Beneficial Ownership Before the Offering					Beneficial Ownership After the Offering
	Class A Common Stock		Class B Common Stock		Total Voting Power Before the Offering	Class A Common Stock		Class B Common Stock		Total Voting Power After the Offering
Name of Beneficial Owner	Shares	%	Shares	%	%†	Shares	%	Shares	%	%†
Directors and Named Executive Officers:
Ryan Smith(1)	6,400,840	5.4%	—	—	*	6,400,840	4.6%	—	—	*
Zig Serafin(2)	221,365	*	—	—	*	221,365	*	—	—	*
John Thimsen(3)	75,354	*	—	—	*	75,354	*	—	—	*
Bill McMurray(4)	68,512	*	—	—	*	68,512	*	—	—	*
Egon Durban	—	—	—	—	—	—	—	—	—	—
Sindhu Gangadharan	—	—	—	—	—	—	—	—	—	—
Christian Klein	—	—	—	—	—	—	—	—	—	—
Luka Mucic	—	—	—	—	—	—	—	—	—	—
Scott Russell	—	—	—	—	—	—	—	—	—	—
Donald J. Paoni	—	—	—	—	—	—	—	—	—	—
Kelly Steckelberg	—	—	—	—	—	—	—	—	—	—
All directors and executive officers as a group (13 persons)(5)	6,841,719	5.8%	—	—	*	6,841,719	4.9%	—	—	*
5% Stockholders:
SAP SE(6)	—	—	423,170,610	100.0%	97.3%	—	—	423,170,610	100.0%	96.8%
Silver Lake Group, L.L.C.(7)	22,736,074	19.3%	—	—	*	22,736,074	16.3%	—	—	*
________________
*    Represents less than one percent (1%).
†    Percentage of total voting power represents voting power with respect to all shares of our Class A common stock and Class B common stock, as a single class. The holders of our Class A common stock are entitled to one vote per share, and the holders of our Class B common stock are entitled to ten votes per share.
(1)Consists of (i) 6,000,000 shares of Class A common stock held by Q II, LLC, an entity controlled by Mr. Smith, our Founder and Executive Chair, (ii) 238,677 shares of Class A common stock held by Mr. Smith, and (iii) 162,163 shares of Class A common stock subject to RSUs held by Mr. Smith that have vested or will vest and that will settle within 60 days of October 1, 2021. The address for Q II, LLC is 105 South State Street #513, Orem, Utah 84058.
(2)Consists of (i) 79,190 shares of Class A common stock held by Mr. Serafin and (ii) 142,175 shares of Class A common stock subject to RSUs held by Mr. Serafin that have vested or will vest and that will settle within 60 days of October 1, 2021.
(3)Consists of (i) 73,269 shares of Class A common stock held by Mr. Thimsen and (ii) 2,085 shares of Class A common stock subject to RSUs held by Mr. Thimsen that have vested or will vest and that will settle within 60 days of October 1, 2021.
(4)Consists of (i) 64,345 shares of Class A common stock held by Mr. McMurray and (ii) 4,167 shares of Class A common stock subject to RSUs held by Mr. McMurray that have vested or will vest and that will settle within 60 days of October 1, 2021.
(5)Consists of (i) 6,520,394 shares of Class A common stock held of record by our current directors, executive officers, and entities affiliated with our directors and executive officers, and (ii) 321,325 shares of Class A common stock subject to RSUs held by our directors and executive officers that have vested or will vest and that will settle within 60 days of October 1, 2021.
(6)Consists of 423,170,610 shares of Class B common stock held by SAP America, Inc., a wholly owned subsidiary of SAP SE. The address for SAP SE is Dietmar-Hopp-Allee 16, 69190 Walldorf, Federal Republic of Germany.
(7)Consists of (i) 22,518,484 shares of Class A common stock held by SLP Quartz Aggregator, L.P., or SLP Quartz, (ii) 201,489 shares of Class A common stock held by Silver Lake Partners VI DE (AIV), L.P., or SLP VI, and (iii) 16,101 shares of Class A common stock held by Silver Lake Technology Investors VI, L.P., or SLTI VI. The general partner of SLP Quartz is SLP VI Aggregator GP, L.L.C., or Quartz GP. The general partner of each of SLP VI and SLTI VI and the managing member of Quartz GP is Silver Lake Technology Associates VI, L.P., or SLTA. The general partner of SLTA is SLTA VI (GP), L.L.C., or SLTA GP. The managing member of SLTA GP is Silver Lake Group, L.L.C. The address for each of these entities is c/o Silver Lake, 2775 Sand Hill Road, Suite 100, Menlo Park, CA 94025.

DESCRIPTION OF CAPITAL STOCK
General
The following description summarizes certain important terms of our capital stock and of our amended and restated certificate of incorporation and amended and restated bylaws. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this section titled “Description of Capital Stock,” you should refer to our amended and restated certificate of incorporation and amended and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.
Our authorized capital stock consists of 3,100,000,000 shares of capital stock, par value $0.0001 per share, of which:
•2,000,000,000 shares are designated as Class A common stock;
•1,000,000,000 shares are designated as Class B common stock; and
•100,000,000 shares of undesignated preferred stock.
As of October 1, 2021, SAP, Silver Lake and Q II owned 78.4%, 4.2% and 1.1%, respectively, of our common stock and no shares of preferred stock have been designated or are outstanding. As of October 1, 2021, there were 117,719,582 outstanding shares of Class A common stock, held by 123 stockholders of record, 423,170,610 shares of our Class B common stock outstanding, held by one stockholder of record.
Class A Common Stock and Class B Common Stock
Dividend Rights
Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our Class A common stock and Class B common stock are entitled to receive dividends, out of assets legally available, sharing equally in all such dividends on a per share basis, at the times and in the amounts that our board of directors may determine from time to time. See “Dividend Policy.”
Voting Rights
Except that holders of Class A common stock are entitled to one vote per share while holders of Class B common stock are entitled to ten votes per share on all matters to be voted on by our stockholders and except with respect to the conversion, certain actions that require the consent of holders of Class B common stock and other protective provisions as set forth in this prospectus, the holders of Class A common stock and Class B common stock have identical rights. Subject to any rights of any series of preferred stock to elect directors, the holders of our Class A common stock and the holders of our Class B common stock, voting together as a single class, are entitled to elect all directors to our board of directors. In the event that the rights of any series of preferred stock would preclude the holders of our Class A common stock and the holders of our Class B common stock, voting together as a single class, from electing at least one director, the board of directors will increase the number of directors prior to the issuance of that preferred stock to the extent necessary to allow these stockholders to elect at least one director.
Delaware law would require either holders of our Class A common stock or Class B common stock to vote separately as a single class if a proposed amendment to our amended and restated certificate of incorporation would (i) increase or decrease the par value of such class or (ii) alter or change the powers, preferences, or special rights of such class in a manner that affected its holders adversely. Our amended and restated certificate of incorporation provides that the number of authorized shares of our Class A common stock, Class B common stock or preferred stock may be increased or decreased by the affirmative vote of the holders of a majority in voting power of the common stock and that no vote of the holders of our Class A common stock, Class B common stock or preferred stock voting separately as a class will be required therefor.
Generally, all other matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast at a meeting by all shares of Class A common stock and Class B common stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any preferred stock.
No Preemptive or Similar Rights
Our Class A common stock and Class B common stock are not entitled to preemptive rights, and are not subject to conversion, redemption or sinking fund provisions, except for the conversion provisions with respect to the Class B common stock described below.
Right to Receive Liquidation Distributions
Upon our liquidation, dissolution or winding-up, the holders of our Class A common stock and Class B common stock are entitled to share equally in all of our assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock.
Conversion
If all or any portion of our Class B common stock is distributed in a transaction that is intended to be tax-free for U.S. federal income tax purposes, or a Distribution, shares of our Class B common stock will no longer be convertible into shares of Class A common stock. Prior to any Distribution, all shares of Class B common stock will automatically be converted into shares of Class A common stock upon the transfer of such shares of Class B common stock by SAP to any party that is not beneficially owned by SAP. If a Distribution has not occurred, each share of Class B common stock will also automatically convert into a share of Class A common stock at such time as the number of shares of common stock owned by SAP falls below 20% of the outstanding shares of our common stock. All conversions will be effected on a share-for-share basis.
Fully Paid and Non-Assessable
In connection with this offering, our legal counsel will opine that the shares of our Class A common stock to be issued pursuant to this offering will be fully paid and non-assessable.
Approval Rights of Holders of Class B Common Stock
In addition to any other vote required by law or by our amended and restated certificate of incorporation, until the first date on which SAP ceases to beneficially own 20% or more of the outstanding shares of our common stock, the prior affirmative vote or written consent of SAP as the holder of the Class B common stock is required (subject in each case to certain exceptions) in order to authorize us to:
•adopt or implement any stockholder rights plan or similar takeover defense measure;
•consolidate or merge with or into any other entity;
•permit any of our subsidiaries to consolidate or merge with or into any other entity, with certain exceptions;
•acquire the stock or assets of another entity for consideration in excess of $100 million except in connection with acquisitions of securities pursuant to portfolio investment decisions in the ordinary course of business to which the company and one of more of our wholly owned subsidiaries are the only parties;

•issue any stock or other equity securities except to our subsidiaries or pursuant to this offering or to our employee benefit plans;
•conduct any business other than the business of enterprise software and related businesses;
•create, incur, assume or permit to exist any indebtedness or guarantee any indebtedness in excess of $100 million;
•make any loan to, or purchase any debt securities of, any person in excess of $50 million;
•take any actions to dissolve, liquidate or wind-up our company;
•declare dividends on our stock;
•redeem, purchase or otherwise acquire or retire for value any equity securities of the company except repurchases from employees, officers, directors or other service providers upon termination of employment or through the exercise of any right of first refusal;
•enter into any joint venture or any exclusive or exclusionary arrangement with a third party; and
•amend, terminate or adopt any provision inconsistent with certain provisions of our amended and restated certificate of incorporation or amended and restated bylaws.
Preferred Stock
Our board of directors is authorized, subject to the approval of our Class B stockholders and subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our Class A common stock. The issuance of preferred stock could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and might adversely affect the market price of our Class A common stock and the voting and other rights of the holders of our Class A and Class B common stock. We have no current plan to issue any shares of preferred stock.
Registration Rights
We are party to a stockholders’ agreement with SAP, Q II and Silver Lake which, among other things, provides for specified registration and other rights relating to the shares of our Class A common stock and Class B common stock owned by SAP, Q II and Silver Lake.
Pursuant to the terms of the Merger Agreement, we agreed to register the Registered Acquisition Shares for resale on a registration statement filed within 15 days from the closing of the Acquisition on October 1, 2021 and maintain effectiveness for 12 months from such closing, or such earlier time as all of such Registered Acquisition Shares have been sold or are no longer outstanding.
Restricted Stock Units
The holders of outstanding restricted stock units in respect of shares of our Class A common stock are entitled to receive shares of our Class A common stock upon the achievement of certain performance goals and/or continued

employment with us through a specified vesting period, as applicable. As of September 30, 2021, there were 79,396,681 outstanding restricted stock units in respect of shares of our Class A common stock.
Options
In connection with the Acquisition, on October 1, 2021, we assumed outstanding options to purchase shares of Clarabridge common stock, whether vested or unvested, and converted such options into options to purchase shares of our Class A common stock, with such converted options being referred to as the Assumed Options. The holders of the Assumed Options are entitled to receive shares of our Class A common stock, subject to the same terms and conditions that applied to the corresponding awards prior to the Acquisition. As of October 1, 2021, there were Assumed Options covering 3,203,885 shares of our Class A common stock.
Anti-Takeover Provisions
The provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws, which are summarized below, may have the effect of delaying, deferring or discouraging another person from acquiring control of our company. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.
Delaware Law
We will be governed by the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:
•the transaction was approved by the board of directors prior to the time that the stockholder became an interested stockholder;
•upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by directors who are also officers of the corporation and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•at or subsequent to the time the stockholder became an interested stockholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.
In general, Section 203 defines a “business combination” to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder, and an “interested stockholder” as a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing changes in control of our company.
Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions
Our amended and restated certificate of incorporation and our amended and restated bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our company, as well as changes in our board of directors or management team, including the following:

Board of Directors; Vacancies.  Our board of directors will consist of not less than five directors, with the exact number to be determined by the board of directors.
Any director may be removed from office at any time, without cause, by the affirmative vote of the holders of our common stock representing at least a majority of the votes entitled to be cast on the election of such director.
Any vacancy on the board of directors that results from an increase in the number of directors may be filled only by a majority of the board of directors then in office, provided that a quorum is present, and any other vacancy occurring in the board of directors may be filled only by a majority of directors then in office, even if less than a quorum, or by a sole remaining director. However, until SAP ceases to be the beneficial owner of shares of our common stock representing at least a majority of the votes entitled to be cast by the holders of Class A common stock and the holders of Class B common stock, voting together as a single class, any vacancy caused by the removal of a director by our stockholders may be filled only by our stockholders.
This will make it more difficult to change the composition of our board of directors and will promote continuity of management.
Dual-Class Common Stock.  As described above in the section titled “—Class A Common Stock and Class B Common Stock—Voting Rights,” our amended and restated certificate of incorporation provides for a dual-class common stock structure pursuant to which holders of our Class B common stock have the ability to control the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the shares of our outstanding Class A common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets.
Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws also specify certain requirements regarding the form and content of a stockholder’s notice.
To be in proper written form, a stockholder’s notice must set forth as to each matter of business the stockholder intends to bring before our annual meeting of stockholders: (1) a brief description of the business intended to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (2) the name and address, as they appear on the Company’s books, of the stockholder proposing such business and any controlling stockholder or beneficial owner of stockholder’s shares, or a Stockholder Associated Person, (3) the class and number of our shares that are held of record or are beneficially owned by the stockholder or any Stockholder Associated Person and any derivative positions held or beneficially held by the stockholder or any Stockholder Associated Person, (4) whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of such stockholder or any Stockholder Associated Person with respect to our securities, and a description of any other agreement, arrangement or understanding the effect or intent of which is to mitigate loss to, or to manage the risk or benefit from share price changes for, or to increase or decrease the voting power of, such stockholder or any Stockholder Associated Person with respect to our securities, (5) any material interest of the stockholder or a Stockholder Associated Person in such business, and (6) a statement whether either such stockholder or any Stockholder Associated Person will deliver a proxy statement and form of proxy to holders of at least the percentage of the voting power of our voting shares required under applicable law to carry the proposal. In addition, to be in proper written form, a stockholder’s notice must be supplemented not later than ten days following the record date for the determination of stockholders entitled to notice of the meeting to disclose the information contained in clauses (3) and (4) above as of the record date.
To be in proper written form, a stockholder’s notice, as it relates to director nominations at annual meetings, must set forth: as to each nominee whom the stockholder proposes to nominate for election or re-election as a director: (1) the name, age, business address, and residence address of the nominee, (2) the principal occupation or employment of the nominee, (3) the information required to be provided pursuant to clauses (3) and (4) of the prior paragraph with respect to the nominee, (4) a description of all arrangements or understandings between or among any of the stockholder, each nominee, and/or any other person or persons (naming such person or persons) pursuant to which the nominations are to be made by the stockholder or relating to the nominee’s potential service on the board of directors, (5) a written statement executed by the nominee acknowledging that, as a director of the Company, the nominee will owe a fiduciary duty under Delaware law with respect to the Company and its stockholders, and (6) any other information relating to the nominee that would be required to be disclosed about such nominee if proxies were being solicited for the election of the nominee as a director, or that is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act (including without limitation the nominee’s written consent to being named in the proxy statement, if any, as a nominee and to serving as a director if elected). In addition, to be in proper written form, a stockholder’s notice must (i) provide, with respect to such stockholder, the information required to be provided pursuant to clauses (2) through (5) in the prior paragraph, and be supplemented not later than ten days following the record date for the determination of stockholders entitled to notice of the meeting to disclose the information contained in clauses (3) and (4) in the prior paragraph as of the record date (except that the references to “business” in such clauses shall instead refer to nominations of directors) and (ii) a statement whether either such stockholder will deliver a proxy statement and form of proxy to holders at least the percentage of the Company’s voting shares reasonably believed by such stockholder to be necessary to elect such nominee(s).
These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.
Stockholder Action; Special Meeting of Stockholders.  Our amended and restated certificate of incorporation provides that until such time as SAP ceases to hold shares representing at least a majority of votes entitled to be cast by the holders of Class A common stock and the holders of Class B common stock, voting together as a single class, any action required or permitted to be taken by stockholders at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, so long as written consent is obtained from the holders of the minimum number of votes that would have been required to authorize or take action if such a meeting were held. From and after such time as SAP ceases to hold shares representing at least a majority of the votes entitled to be cast by the holders of Class A common stock and the holders of Class B common stock, voting together as a single class, any action required or permitted to be taken by stockholders may be effected only at a duly called annual or special meeting of stockholders and may not be effected by a written consent or consents by stockholders in lieu of such a meeting.
Except as otherwise required by law, special meetings of our stockholders for any purpose or purposes may only be called by (1) our Executive Chair or Chief Executive Officer, (2) a majority of directors then in office, or (3) SAP, so long as SAP is the beneficial owner of at least a majority of the votes entitled to be cast by the holders of Class A common stock and the holders of Class B common stock, voting together as a single class. No business other than that stated in the notice of a special meeting may be transacted at such special meetings. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.
No Cumulative Voting.  The DGCL provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.
Amendment of Charter Provisions.  Subject to the rights of holders of our Class B common stock to withhold their consent to the amendment of the provisions of our amended and restated certificate of incorporation relating to corporate opportunities and conflicts of interest between our company and SAP, certain provisions of our amended and restated certificate of incorporation, including those relating to corporate opportunities and conflicts of interest between us and SAP, the consent of SAP as the holder of our Class B common stock, our amended and restated bylaws, our board of directors and the indemnification of our directors and officers, may be amended by the affirmative vote of at least 80% of the votes entitled to be cast thereon. All other provisions of our amended and restated certificate of incorporation may be amended by the affirmative vote of a majority of the votes entitled to be cast thereon.
The board of directors may from time to time make, amend, supplement or repeal our amended and restated bylaws upon the vote of a majority of the board of directors. Once SAP ceases to own shares representing at least a majority of the votes entitled to be cast by the holders of Class A common stock and the holders of Class B common stock, voting together as a single class, our amended and restated certificate of incorporation provides that the sections of our amended and restated bylaws related to the removal of directors and the required advance notice related to stockholder proposals and nomination of directors by shareholders may only be amended by the affirmative vote of shares representing at least 80% of the votes entitled to be cast by the outstanding common stock, voting as a single class, subject to any voting rights granted to any holders of any preferred stock.
Issuance of Undesignated Preferred Stock.  Our board of directors will have the authority, without further action by our stockholders, to issue up to 100,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or other means.
The foregoing provisions will make it more difficult for our existing stockholders, other than holders of our Class B common stock, to replace our board of directors, as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders, other than the holders of our Class B common stock, or another party to effect a change in management.
These provisions, including the dual-class structure of our common stock, are intended to preserve SAP’s control after completion of our initial public offering, facilitate our continued product innovation and the risk-taking that it requires, permit us to continue to prioritize our long-term goals rather than short-term results, enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.
Choice of Forums.  Our amended and restated bylaws provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees or our stockholders to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provisions of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action asserting a claim governed by the internal affairs doctrine shall be, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to this provision. Our amended and restated bylaws also provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act; provided, however, that our stockholders cannot and will not be deemed to have waived our compliance with the U.S. federal securities laws and the rules and regulations thereunder. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

Provisions of Our Amended and Restated Certificate of Incorporation Relating to Related Person Transactions and Corporate Opportunities
In order to address potential conflicts of interest between us and SAP with respect to corporate opportunities that are otherwise permitted to be undertaken by us, our amended and restated certificate of incorporation contains provisions regulating and defining the conduct of our affairs as they may involve SAP and its officers and directors, and our powers, rights, duties and liabilities and those of our officers, directors and stockholders in connection with our relationship with SAP. In general, these provisions recognize that we and SAP may engage in the same or similar business activities and lines of business, may have an interest in the same areas of corporate opportunities and will continue to have contractual and business relations with each other, including officers and directors of SAP serving as our directors.
Our amended and restated certificate of incorporation provides that SAP will have the right to, and shall have no duty to refrain from:
•engaging in the same or similar business activities or lines of business as us;
•doing business with any of our clients or customers; or
•employing or otherwise engaging any of our officers or employees.
Our amended and restated certificate of incorporation provides that if SAP acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both us and SAP, SAP will have no duty to communicate or present such corporate opportunity to us and we will, to the fullest extent permitted by law, renounce any interest or expectancy in any such opportunity and waive any claim that such corporate opportunity be presented to us. SAP will have satisfied its fiduciary duty with respect to such a corporate opportunity and will not be liable to us or our stockholders for breach of any fiduciary duty as our stockholder by reason of the fact that SAP acquires or seeks the corporate opportunity for itself, directs that corporate opportunity to another person or does not present that corporate opportunity to us.
If one of our directors or officers who is also a director or officer of SAP learns of a potential transaction or matter that may be a corporate opportunity for both us and SAP, our amended and restated certificate of incorporation provides that the director or officer will have satisfied his or her fiduciary duties to us and our stockholders, will not be liable for breach of fiduciary duties to us and our stockholders with respect to such corporate opportunity, and will be deemed not to have derived an improper personal economic gain from such corporate opportunity if the director or officer acts in good faith in a manner consistent with the following policy:
•where an opportunity is offered to a Qualtrics director (but not an officer) who is also a director or officer of SAP, Qualtrics will be entitled to pursue such opportunity only when expressly offered to such individual solely in his or her capacity as a Qualtrics director;
•where an opportunity is offered to a Qualtrics officer who is also an SAP officer, Qualtrics will be entitled to pursue such opportunity only when expressly offered to such individual solely in his or her capacity as a Qualtrics officer;
•where an opportunity is offered to a Qualtrics officer who is also a director (but not an officer) of SAP, Qualtrics will be entitled to pursue such opportunity unless expressly offered to the individual solely in his or her capacity as an SAP director; and
•where one of our officers or directors, who also serves as a director or officer of SAP, learns of a potential transaction or matter that may be a corporate opportunity for both us and SAP in any manner not addressed in the foregoing descriptions, such director or officer will have no duty to communicate or present that corporate opportunity to us and will not be liable to us or our stockholders for breach of fiduciary duty by reason of the fact that SAP pursues or acquires that corporate opportunity for itself.

The foregoing limitation of liability provisions are not intended to be an allocation of corporate opportunities between us and SAP.
For purposes of our amended and restated certificate of incorporation, “corporate opportunities” include business opportunities which we are financially able to undertake, which are, from their nature, in our line of business, are of practical advantage to us and are ones in which we have an interest or a reasonable expectancy, and in which, by embracing the opportunities, the self-interest of SAP or its officers or directors will be brought into conflict with our self-interest.
The corporate opportunity provisions in our amended and restated certificate of incorporation will continue in effect until the later of (1) SAP ceasing to beneficially own 20% or more of the outstanding shares of our common stock and (2) the date upon which no Qualtrics officer or director is also an officer or director of SAP. The vote of at least 80% of the votes entitled to be cast will be required to amend, alter, change or repeal the corporate opportunity provisions.
By becoming a stockholder in our company, you will be deemed to have notice of and have consented to the provisions of our amended and restated certificate of incorporation related to corporate opportunities that are described above.
Transfer Agent and Registrar
The transfer agent and registrar for our Class A and Class B common stock is American Stock Transfer & Trust Company, LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, New York 11219.
Listing
Our Class A common stock is listed on Nasdaq under the symbol “XM.”

SHARES ELIGIBLE FOR FUTURE SALE
Future sales of our Class A common stock in the public market, or the perception that those sales may occur, could adversely affect the prevailing market price of our Class A common stock at such time, which could make it more difficult for you to sell your shares of Class A common stock at a time and price that you consider appropriate, and could impair our ability to raise equity capital or use our Class A common stock as consideration for acquisitions of other businesses, investments or other corporate purposes in the future.
Immediately upon the completion of this offering, based on the number of shares of our capital stock outstanding as of September 30, 2021, we will have a total of 114,162,867 shares of our Class A common stock outstanding (or 117,385,208 shares if the underwriters exercise in full their option to purchase additional shares) and 423,170,610 shares of our Class B common stock outstanding, all of which will be owned by SAP. Of these outstanding shares, all of the 21,482,277 shares of our Class A common stock to be sold in this offering (or 24,704,618 shares if the underwriters exercise in full their option to purchase additional shares) will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.
All of our Class B common stock are deemed “restricted securities” as defined in Rule 144 under the Securities Act. These restricted securities, and the shares of Class A common stock into which the outstanding shares of our Class B common stock are convertible, may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 under the Securities Act, which rule is summarized below.
Lock-Up Agreements and Arrangements
Pursuant to the Class A common stock purchase agreement with Q II dated as of December 8, 2020, Q II has agreed with us not to sell or transfer its shares of our Class A common stock purchased by it prior to our IPO until January 28, 2022.
Pursuant to the Class A common stock purchase agreement with Silver Lake dated as of December 23, 2020, Silver Lake has agreed with us not to sell or transfer its shares of our Class A common stock purchased by it prior to our IPO until January 28, 2023.
Pursuant to joinder and lockup agreements signed by Clarabridge’s stockholders in connection with the Acquisition, certain of the Registered Acquisition Shares are currently restricted from resale. Up to one-third of the Registered Acquisition Shares are available to be sold as of October 12, 2021, up to an additional one-third of the Registered Acquisition Shares will become available to be sold on November 11, 2021, and the final one-third of the Registered Acquisition Shares will become available to be sold on December 11, 2021, all subject to adjustment for certain blackout periods that may occur under the Merger Agreement.
In connection with this offering, we, our executive officers and directors, and SAP America have entered or will enter into lock-up agreements with the underwriters pursuant to which we and they have agreed or will agree that, among other things and subject to specific exceptions, we and they will not, without the prior written consent of Goldman Sachs & Co. LLC and HSBC Securities (USA) Inc., dispose of or hedge any shares or any securities convertible or exchangeable for shares of our Class A common stock for a period of at least 75 days following the date of this prospectus. Goldman Sachs & Co. LLC and HSBC Securities (USA) Inc. may, in their joint discretion, release any of the securities subject to these lock-up agreements at any time. See “Underwriting.”
Rule 144
In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a holder of restricted securities who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares of our common stock proposed to be sold for at least six months is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.
In general, under Rule 144, as currently in effect, our affiliates or persons selling shares of our common stock on behalf of our affiliates are entitled to sell upon expiration of the lock-up restrictions described above, within any three-month period, a number of shares that does not exceed the greater of:
•1% of the number of shares of our Class A common stock then outstanding, which will equal 1,141,629 shares (or 1,173,852 shares if the underwriters exercise in full their option to purchase additional shares) immediately after this offering; or
•the average weekly trading volume of our Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.
Sales under Rule 144 by our affiliates or persons selling shares of our common stock on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.
Registration Rights
We have entered into a stockholders’ agreement with SAP America, Q II and Silver Lake in which we granted SAP America, Q II and Silver Lake and their respective permitted transferees specified demand and/or piggyback registration rights with respect to the shares of our Class A common stock (including shares issuable upon any conversion of Class B common stock) and shares of our Class B common stock held by them from time to time. 28,518,484 outstanding shares of Class A common stock and all 423,170,610 outstanding shares of Class B common stock are entitled to such registration rights, which will constitute approximately 84.1% of our outstanding shares (or approximately 83.6% of our outstanding shares if the underwriters exercise in full their option to purchase additional shares) after completion of this offering. Subject to the lock-up restrictions entered into in connection with our IPO and as described above, SAP America and Silver Lake and their respective permitted transferees have the right to require us from time to time to use our reasonable best efforts to effect registrations at any time, subject to customary restrictions. In addition, if we propose to register any of our equity securities for public sale, except in specified circumstances, we are required to give SAP America, Q II and Silver Lake and their respective permitted transferees the right to include shares of our Class A common stock and Class B common stock in the registration. The registration rights will be subject to customary notice requirements, timing restrictions and volume limitations that may be imposed by the underwriters of an offering.
Registration Statements on Form S-8
We have filed registration statements on Form S-8 under the Securities Act to register all of the shares of our Class A common stock issued or reserved for issuance under our 2021 Plan, our ESPP, our Inducement Plan and the Clarabridge Plans we assumed on October 1, 2021. Shares covered by these registration statements are eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates and vesting restrictions and any applicable lock-up agreements.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR CLASS A COMMON STOCK
The following is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) with respect to the ownership and disposition of our Class A common stock. This summary applies only to Non-U.S. Holders that purchase our Class A common stock in this offering and hold our Class A common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code (generally, property held for investment purposes). This summary does not address all aspects of U.S. federal income taxation that may be relevant to particular Non-U.S. Holders in light of their individual circumstances or the U.S. federal income tax consequences applicable to Non-U.S. Holders that are subject to special rules, such as controlled foreign corporations, passive foreign investment companies, corporations that accumulate earnings to avoid U.S. federal income tax, banks or other financial institutions, tax-exempt organizations, U.S. expatriates, broker-dealers and traders in securities or currencies, or Non-U.S. Holders that hold Class A common stock as part of a “straddle,” “hedge,” “conversion transaction” or other integrated investment, certain U.S. expatriates and former citizens or long-term residents of the United States, persons who have elected to mark securities to market and persons that acquire our Class A common stock as compensation for services.
This summary is based on provisions of the Code, Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect as of the date hereof, and all of which are subject to change or differing interpretation, possibly with retroactive effect. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. This summary does not address the Medicare tax on net investment income, the rules regarding qualified small business stock within the meaning of Section 1202 of the Code, the alternative minimum tax or any U.S. state, local or non-U.S. income or other tax consequences (including estate and gift tax consequences) of owning and disposing of our Class A common stock.
For purposes of this summary, the term “Non-U.S. Holder” means a beneficial owner of our Class A common stock that is, for U.S. federal income tax purposes, neither an entity or arrangement treated as a partnership for U.S. federal income tax purposes nor any of the following:
•a citizen or individual resident of the United States;
•a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
•a trust if (a) a United States court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.
If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our Class A common stock, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Class A common stock, and partners in such partnerships, should consult their own tax advisors as to the U.S. federal income tax consequences applicable to them in their particular circumstances.
EACH NON-U.S. HOLDER IS URGED TO CONSULT ITS OWN TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES OF OWNING AND DISPOSING OF OUR COMMON STOCK.
Distributions on Class A common stock
We currently do not anticipate declaring any dividends. See “Dividend Policy.” Distributions on our Class A common stock will generally be treated as dividends for U.S. federal income tax purposes to the extent such distributions are paid from our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated first as a return of capital to the extent of a Non-U.S. Holder’s adjusted tax basis in our Class A common stock and thereafter as capital gain from the sale or exchange of such Class A common stock, subject to the tax treatment described below in “—Sale, exchange or other taxable disposition of Class A common stock.” Generally, the gross amount of dividends paid to a Non-U.S. Holder with respect to our Class A common stock will be subject to U.S. federal withholding tax at a rate of 30%, or at a lower rate if an applicable income tax treaty between the United States and such holder’s country of residence so provides and the applicable withholding agent has received proper certification as to the application of that treaty. If we or another withholding agent apply over-withholding, a Non-U.S. Holder may be entitled to a refund or credit of any excess tax withheld by timely filing an appropriate claim with the IRS.
Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment of the Non-U.S. Holder) are generally subject to U.S. federal income tax on a net income basis in the same manner in which citizens or residents of the United States would be subject to U.S. federal income tax, but are exempt from the 30% withholding tax described above (assuming compliance with certain certification requirements). Any such effectively connected dividends received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a rate of 30% (or a lower applicable income tax treaty rate).
To claim the benefits of an applicable income tax treaty or an exemption from withholding because the income is effectively connected with the conduct of a trade or business in the United States, a Non-U.S. Holder generally will be required to provide a properly executed IRS Form W-8BEN or W-8BEN-E (if the holder is claiming the benefits of an income tax treaty) or IRS Form W-8ECI (for income effectively connected with a trade or business in the United States) or other suitable form. If the Non-U.S. Holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. A Non-U.S. Holder eligible for a reduced rate of withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the specific manner of claiming the benefits of the treaty.
Sale, exchange or other taxable disposition of Class A common stock
Subject to the discussion below under “—Information reporting and backup withholding,” a Non-U.S. Holder will generally not be subject to U.S. federal income or withholding tax with respect to gain recognized on the sale, exchange or other taxable disposition of our Class A common stock unless (i) the gain is effectively connected with such Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of such Non-U.S. Holder), (ii) in the case of a Non-U.S. Holder that is a non-resident alien individual, such Non-U.S. Holder is present in the United States for 183 or more days in the taxable year of disposition and certain other requirements are met, or (iii) the Company is or has been a “United States real property holding corporation” for U.S. federal income tax purposes at any time within the shorter of (A) the five-year period ending on the date of such sale, exchange or other taxable disposition and (B) the period that such Non-U.S. Holder held our Class A common stock, and either (a) our Class A common stock is not treated as regularly traded on an established securities market, or (b) such Non-U.S. Holder owns or owned (actually or constructively) more than 5% of our Class A common stock at any time during the shorter of the two periods mentioned above. Although there can be no assurance, we believe that we have not been and are not currently, and we do not anticipate becoming, a United States real property holding corporation.
If gain is effectively connected with a Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of such Non-U.S. Holder), the Non-U.S. Holder will be subject to U.S. federal income tax on the net gain from the disposition of our Class A common stock in the same manner in which citizens or residents of the United States would be subject to U.S. federal income tax. In the case of a Non-U.S. Holder that is a foreign corporation, such gain may also be subject to an additional branch profits tax at a rate of 30% (or a lower applicable income tax treaty rate). If a Non-U.S. Holder is a non-resident alien individual that is present in the United States for 183 or more days in the taxable year of disposition and certain other requirements are met, the Non-U.S. Holder will generally be subject to a flat income tax at a rate of 30% (or lower applicable income tax treaty rate) on any gain recognized on the disposition of our Class A common stock, which may be offset by certain U.S. source capital losses (provided the holder has timely filed U.S. federal income tax returns with respect to such losses).
Information reporting and backup withholding
Any dividends that are paid on our Class A common stock to a Non-U.S. Holder must be reported annually to the IRS and to the Non-U.S. Holder. Copies of these information returns also may be made available to the tax authorities of the country in which the Non-U.S. Holder resides under the provisions of various treaties or agreements for the exchange of information. Dividends paid on our Class A common stock and the gross proceeds from the disposition of our Class A common stock may be subject to additional information reporting and may also be subject to U.S. federal backup withholding, currently at a rate of 24%, if such Non-U.S. Holder fails to comply with applicable U.S. information reporting and certification requirements. Provision of a properly executed applicable IRS Form W-8 will generally satisfy the certification requirements necessary to avoid the additional information reporting and backup withholding.
Backup withholding is not an additional tax. Any amounts so withheld under the backup withholding rules will be refunded by the IRS or credited against the Non-U.S. Holder's U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.
Foreign Account Tax Compliance Act
Withholding at a rate of 30% will generally be required in certain circumstances on dividends in respect of shares of our Class A common stock held by or through certain foreign financial institutions (including investment funds), unless such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, or accounts maintained by, the institution that are owned by certain U.S. persons or by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which our Class A common stock is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of our Class A common stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (i) certifies that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which the payer will in turn be required to provide to the U.S. Department of the Treasury. Under proposed Treasury regulations, which may be relied upon by taxpayers until final regulations are issued, the withholding provisions described above generally will not apply to proceeds from a sale or other disposition of our Class A common stock. Prospective investors are urged to consult their tax advisors regarding the possible implications of these rules on their investment in our Class A common stock.

UNDERWRITING
We and the underwriters named below will enter into an underwriting agreement with respect to the shares of Class A common stock being offered. Subject to certain conditions, each underwriter will severally agree to purchase the number of shares of Class A common stock indicated in the following table. Goldman Sachs & Co. LLC and HSBC Securities (USA) Inc. are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
HSBC Securities (USA) Inc.
Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
Barclays Capital Inc.
Truist Securities, Inc.
Total	21,482,277
The underwriters will be committed to take and pay for all of the shares of Class A common stock being offered, if any are taken, other than the shares of Class A common stock covered by the option described below unless and until this option is exercised.
The underwriters have an option to buy up to an additional 3,222,341 shares of Class A common stock from us to cover sales by the underwriters of a greater number of shares of Class A common stock than the total number set forth in the table above. They may exercise that option for 30 days from the date of this prospectus. If any shares of Class A common stock are purchased pursuant to this option, the underwriters will severally purchase shares of Class A common stock in approximately the same proportion as set forth in the table above.
The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 3,222,341 shares of Class A common stock from us.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$
We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $1.2 million. We have agreed to reimburse the underwriters for certain of their expenses in an amount up to $25,000.
We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.
Shares of Class A common stock sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares of Class A common stock sold by the underwriters to securities dealers may be sold at a discount of up to $      per share from the public offering price. After the initial offering of the shares of Class A common stock, the representatives may change the offering price and the other selling terms. The offering of the shares of Class A common stock by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We, our directors and executive officers, and SAP America have agreed or will agree that, without the prior written consent of Goldman Sachs & Co. LLC and HSBC Securities (USA) Inc. on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to, during the period ending 75 days after the date of this prospectus, or the restricted period: (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, (2) enter into any swap, hedging or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) confidentially submit any draft registration statement or file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock.
The restrictions described in the immediately preceding paragraph do not apply to our directors and executive officers and SAP America with respect to, among other things:
(a) transactions relating to securities acquired in open market transactions after the completion of this offering, provided that no filing under Section 16(a) of the Exchange Act or other public announcement shall be required or shall be voluntarily made during the restricted period in connection with subsequent sales of securities acquired in such open market transactions;
(b) transfers of securities (i) as a bona fide gift or for bona fide estate planning purposes, (ii) upon death or by will, testamentary document or intestate succession, (iii) to an immediate family member of the holder or to any trust for the direct or indirect benefit of the holder or the immediate family of the holder or (iv) if the holder is a trust, to any beneficiary of the holder or the estate of any such beneficiary;
(c) distributions, transfers or dispositions of securities to (i) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate of the holder, or to any investment fund or other entity controlled or managed by the holder or affiliates of the holder, or (ii) as part of a distribution, transfer or disposition without consideration by the holder to its stockholders, current or former partners (general or limited), members, beneficiaries or other equity holders, or to the estates of any such stockholders, partners, beneficiaries or other equity holders;
(d)(i) the receipt by the holder from us of shares of common stock upon the settlement of restricted stock units or other equity awards granted under a stock incentive plan or other equity award plan, which plan is described in this prospectus or the documents incorporated by reference herein, or the transfer of shares of common stock or any securities convertible into common stock to us upon a vesting or settlement event of restricted stock units or other equity awards (including any transfer to us necessary in respect of such amount needed for the payment of taxes, including estimated taxes, due as a result of such vesting or settlement whether by means of a “net settlement” or otherwise) so long as such “net settlement” is effected solely by the surrender of outstanding restricted stock units (or the common stock issuable upon the settlement thereof) to us and our cancellation of all or a portion thereof to pay the withholding tax and remittance obligations; provided that the shares of common stock received upon the settlement of such restricted stock units or other equity awards are subject to the lock-up agreement, and no public filing, report or announcement shall be voluntarily made and, if the holder is required to file a report under Section 16(a) of the Exchange Act during the restricted period, the holder shall clearly indicate in the footnotes that the filing relates to the circumstances described in this clause;
(ii) (A) the receipt by the holder from us of shares of common stock upon the exercise of stock options or other equity awards granted under a stock incentive plan or other equity award plan, which plan is described in this prospectus or the documents incorporated by reference herein, or the exercise of warrants which are outstanding as of the date of this prospectus, or (B) the transfer of securities to us upon the exercise of options, other equity awards or warrants to purchase our securities on a “cashless” or “net exercise” basis to the extent permitted by the instruments representing such options, other equity awards or warrants (and any transfer to us necessary in respect of such amount needed for the payment of taxes, including estimated taxes, due as a result of such vesting, settlement or exercise whether by means of a “net settlement” or otherwise) so long as such “cashless” exercise or “net exercise” is effected solely by the surrender of outstanding options, other equity awards or warrants (or the common stock issuable upon the exercise thereof) to us and our cancellation of all or a portion thereof to pay the exercise price and/or withholding tax and remittance obligations; provided that the shares of common stock received upon exercise of the stock option, other equity award or warrant or vesting event are subject to the lock-up agreement, and, in the case of clause (A) no public filing, report or announcement shall be voluntarily made and, if the holder is required to file a report under Section 16(a) of the Exchange Act during the restricted period, the holder shall clearly indicate in the footnotes that the filing relates to the circumstances described in this clause (A); provided further, that in the case of clause (B) no public filing, report or announcement reporting a reduction in the aggregate beneficial ownership of shares of Class A common stock shall be voluntarily made and, if the holder is required to file a report under Section 16(a) of the Exchange Act during the restricted period, the holder shall clearly indicate in the footnotes that the filing relates to the circumstances described in this clause (B);
(e) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, or a 10b5-1 Plan, and sales of common stock under such 10b5-1 Plan during the restricted period, provided that if the holder is required to file a report under Section 16(a) of the Exchange Act during the restricted period, the holder shall clearly indicate in the footnotes that the filing relates to the circumstances described in this clause (e) and no filing or announcement shall be voluntarily made during the restricted period;
(f) sales of common stock under a 10b5-1 Plan that is existing as of the date of this prospectus, provided that if the holder is required to file a report under Section 16(a) of the Exchange Act during the restricted period, the holder shall clearly indicate in the footnotes that the filing relates to the circumstances described in this clause (f) and no filing or announcement shall be voluntarily made during the restricted period;
(g) the transfer of securities that occurs by operation of law pursuant to an order of a court or regulatory agency or pursuant qualified domestic order in connection with a divorce settlement;
(h) any transfer of common stock to us in connection with (A) the repurchase of shares of common stock in the event the holder ceases to provide services to us, which such shares were issued pursuant to equity awards granted under a stock incentive plan or other equity award plan, which plan is described in this prospectus or the documents incorporated by reference herein and in effect on the date of this prospectus, provided that no filing under Section 16(a) of the Exchange or other public filing, report or announcement reporting a reduction in beneficial ownership of shares of Class A common stock shall be voluntarily made during the restricted period and if the holder is required to file a report under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares of common stock during the restricted period, the holder shall clearly indicate in the footnotes thereto that the filing relates to the termination of the holder’s employment or other services or (B) a right of first refusal we have with respect to transfers of such shares;
(i) the transfer of securities in connection with a bona fide third-party tender offer, merger, consolidation or other similar transaction, that is approved by our board of directors, made to all holders of common stock involving a change of control, provided that in the event that such change of control is not completed, the common stock owned by the holder shall remain subject to the restrictions set forth in the lock-up agreement.
provided that in the case of any transfer, distribution or disposition pursuant to (b) or (c) above, each transferee, donee or distributee shall sign and deliver a lock-up agreement;
provided further in the case of any transfer, distribution or disposition pursuant to (b), (c), (d)(i) or (g) above, such transfer, distribution or disposition shall not involve a disposition for value;
provided further that in the case of any transfer, distribution or disposition pursuant to (b)(ii)-(iv), (c) or (h)(B) above, no public announcement or filing under Section 16(a) of the Exchange Act, or any other public filing or disclosure reporting a reduction in beneficial ownership of shares of common stock shall be required or shall be voluntarily made during the restricted period; and

provided further that in the case of any transfer pursuant to (g) above, no public announcement or filing under Section 16(a) of the Exchange Act, or any other public filing or disclosure shall be made during the restricted period, unless such filing is required and clearly indicates in the footnotes thereto that the transfer is by operation of law, court order, or in connection with a divorce settlement, by us, as the case may be.
The restrictions described above do not apply to us with respect to (a) the shares to be sold in this offering, (b) the issuance by us of shares of common stock or securities convertible into or exercisable for common stock pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options or the settlement of restricted stock units, in each case outstanding on the date of this prospectus and as described in this prospectus or the documents incorporated by reference herein, (c) grants of equity awards and the issuance of common stock or securities convertible into or exercisable for common stock to our employees, officers, directors, advisors, or consultants pursuant to the terms of a plan in effect on the date of this prospectus and as described in this prospectus or the documents incorporated by reference herein, (d) the sale or issuance of or entry into an agreement providing for the sale or issuance of common stock or securities convertible into, exercisable for or that represent the right to receive common stock in connection with (x) the acquisition by us or any of our subsidiaries of the securities, business, technology, property or other assets of another person or entity or pursuant to an employee benefit plan assumed by us in connection with such acquisition, and the issuance of any common stock or securities convertible into, exercisable for or that represent the right to receive common stock pursuant to any such agreement or (y) our joint ventures, commercial relationships and other strategic transactions, provided that (i) the aggregate number of shares of common stock securities convertible into, exercisable for or that represent the right to receive common stock that we may sell or issue or agree to sell or issue pursuant to this clause (d) shall not exceed ten percent (10%) of the total number of shares of common stock outstanding immediately following this offering and (ii) all recipients of any such securities shall enter into a lock-up agreement, or (e) the filing of any registration statement on Form S-8 relating to securities granted or to be granted pursuant to any plan described in this prospectus or the documents incorporated by reference herein or any assumed benefit plan contemplated by clause (d).
Our Class A common stock is listed on the Nasdaq Global Select Market under the symbol "XM."
In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Class A common stock made by the underwriters in the open market prior to the completion of the offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our Class A common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our Class A common stock. As a result, the price of our Class A common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the Nasdaq Global Select Market, in the over-the-counter market or otherwise.
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they will receive customary fees and expenses. For example, certain of the underwriters also served as underwriters in our initial public offering in January 2021.
In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.
European Economic Area
In relation to each Member State of the European Economic Area (each a Relevant State), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that the shares may be offered to the public in that Relevant State at any time:
•to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;
•to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of representatives for any such offer; or
•in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of the shares shall require us or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to the shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
United Kingdom
No shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority, except that the shares may be offered to the public in the United Kingdom at any time:
•to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

•to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or
•in any other circumstances falling within Section 86 of the FSMA,
•provided that no such offer of the shares shall require the company or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.
Canada
The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Hong Kong
The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong), or the Companies (Winding Up and Miscellaneous Provisions) Ordinance, or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or the Securities and Futures Ordinance, or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore, or Regulation 32.
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.
Solely for the purposes of its obligations pursuant to Section 309B of the SFA, we have determined, and hereby notify all relevant persons (as defined in the CMP Regulations 2018), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
Japan
The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.
Australia
No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This offering document does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.
The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.
This offering document contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this offering document is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.
Dubai International Financial Centre
This offering document relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This offering document is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth in this prospectus and has no responsibility for the offering document. The securities to which this offering document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this offering document you should consult an authorized financial advisor.
Switzerland
We have not and will not register with the Swiss Financial Market Supervisory Authority, or FINMA, as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended, or CISA, and accordingly the securities being offered pursuant to this prospectus have not and will not be approved, and may not be licensable, with FINMA. Therefore, the securities have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the securities offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The securities may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended, or CISO, such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to the securities are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described in this prospectus and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the securities on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

LEGAL MATTERS
The validity of the shares of our Class A common stock being offered by this prospectus is being passed upon for us by Goodwin Procter LLP, Redwood City, California. The underwriters have been represented by Cooley LLP, San Francisco, California.
EXPERTS
The consolidated financial statements of Qualtrics International Inc. as of December 31, 2020 and 2019, and for each of the years in the three-year period ended December 31, 2020 have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2020 financial statements refers to a change in the method of accounting for leases due to the adoption of a new standard as of January 1, 2019.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our Class A common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our Class A common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.
We are subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.Qualtrics.com. You may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.
INCORPORATION BY REFERENCE
The SEC allows us to “incorporate by reference” information from other documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus. We incorporate by reference into this prospectus and the registration statement of which this prospectus is a part the information or documents listed below that we have filed with the SEC:
•our Annual Report on Form 10-K for the fiscal year ended December 31, 2020 that we filed with the SEC on March 9, 2021, including the information specifically incorporated by reference into such Annual Report on Form 10-K from our Definitive Proxy Statement on Schedule 14A filed on April 5, 2021;
•our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2021, June 30, 2021 and September 30, 2021 that we filed with the SEC on May 6, 2021, August 3, 2021 and October 22, 2021, respectively;

•our Current Reports on Form 8-K filed with the SEC on May 25, 2021, July 29, 2021, August 3, 2021, August 20, 2021, September 2, 2021, September 15, 2021, October 1, 2021, November 2, 2021 and November 3, 2021; and
•the description of our common stock contained in our Registration Statement on Form 8-A12B filed with the SEC on January 27, 2021, including any amendments or reports filed for the purpose of updating such description.
We will provide at no cost to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any or all documents that are incorporated by reference into this prospectus, but not delivered with the prospectus, other than exhibits to the documents unless the exhibits are specifically incorporated by reference into the documents that this prospectus incorporates. These documents will be provided to you by contacting:
Qualtrics International Inc.
333 West River Park Drive
Provo, Utah 84604
You may also access these filings on our website at www.Qualtrics.com.

PART II INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.
The following table sets forth all expenses to be paid by us, other than underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee.

Amount Paid Or To Be Paid
SEC registration fee	$106,010
FINRA filing fee	172,037
Legal fees and expenses	500,000
Accounting fees and expenses	255,000
Transfer agent and registrar fees	5,000
Printing expenses	80,000
Miscellaneous expenses	41,953
Total	$1,160,000
ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.
Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors, and other corporate agents.
Our amended and restated certificate of incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:
•any breach of their duty of loyalty to us or our stockholders;
•any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or
•any transaction from which they derived an improper personal benefit.
Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission, or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.
In addition, our amended and restated bylaws provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws provide that we may indemnify to the fullest extent permitted by law any person who is or was a party, or is threatened to be made a party, to any action, suit or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to limited exceptions.
Further, we have entered into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.
The limitation of liability and indemnification provisions that are included in our amended and restated certificate of incorporation, amended and restated bylaws, and in indemnification agreements that we have entered into or will enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.
The Agreement and Plan of Merger by and among the registrant, SAP America, Inc., Bucknell Merger Subsidiary, Inc., Shareholder Representative Services LLC, in its capacity as the representative of the security holders of the registrant, and SAP SE, as guarantor, dated as of November 11, 2018, provides that the registrant will cause to be maintained, for a period of six years following the effective time of the merger referred to therein, directors and officers runoff insurance coverage, technology errors and omissions runoff insurance coverage and errors and omissions runoff insurance coverage for the registrant’s past and present directors and officers. The runoff insurance is required to provide the registrant’s past and present directors and officers with coverage that is not less favorable in the aggregate to the insured persons than the terms of the insurance coverage maintained by the registrant at the effective time of the merger.
We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.
Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.
The underwriting agreement filed as Exhibit 1.1 to this registration statement will provide for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.
Since January 1, 2018, we have issued the following unregistered securities:
Option and Restricted Stock Unit Issuances
From January 1, 2017 to January 23, 2019, we granted to our directors, officers, employees, consultants, and other service providers options to purchase an aggregate of 1,893,569 shares of what was then our Class B common stock under our 2014 Plan at exercise prices ranging from approximately $12.64 to $15.38 per share, and 27,295,550 RSUs for shares of what was then our Class B common stock under our 2014 Plan.
In May 2018, we granted to the estate of one of our employees 22,050 RSUs for shares of what was then our Class B common stock pursuant to Section 4(a)(2) of the Securities Act.
On January 23, 2019, we granted an aggregate 6,100,000 RSUs for shares of what was then our Class B common stock to our co-founders.
We did not grant any options or RSUs subsequent to January 23, 2019.
Common Stock Issuances
In May 2018, we issued to the estate of one of our employees 17,950 shares of what was then our Class B common stock pursuant to Section 4(a)(2) of the Securities Act in consideration for past services rendered.
In December 2020, we sold 6,000,000 shares of our Class A common stock to Q II, LLC, an entity controlled by Ryan Smith, at a purchase price of $20.00 per share, for an aggregate purchase price of $120,000,000 pursuant to Section 4(a)(2) of the Securities Act.
On December 23, 2020, funds affiliated with Silver Lake Technology Management, L.L.C., or Silver Lake, agreed to purchase $550 million of shares of our Class A common stock, comprising (a) 15,018,484 shares at $21.64 per share and (b) $225 million of shares at the initial public offering price, in a concurrent private placement transaction pursuant to Section 4(a)(2) of the Securities Act, which we refer to as the Silver Lake investment. This transaction was completed on January 28, 2021.
Shares Issued in Connection with Acquisitions
On March 15, 2018, we acquired Delighted, Inc., or Delighted, by way of a merger pursuant to which the consideration payable by us included 426,238 shares of what was then our Class B common stock. All of the shares of what was then our Class B common stock were issued to former service providers and stockholders of Delighted and are subject to vesting and risk of forfeiture tied to their ongoing employment services to us.
On October 9, 2018, we acquired Temkin Group, a customer experience firm, by way of a purchase of all of its outstanding membership interests, pursuant to which the consideration payable by us included 167,500 shares of what was then our Class B common stock. All of the shares of what was then our Class B common stock were issued to former service providers and members of the customer experience firm and are subject to vesting and risk of forfeiture tied to their ongoing employment services to us.
On October 1, 2021, we acquired Clarabridge, Inc., or Clarabridge, a customer experience management software company, by way of a merger pursuant to which the consideration payable by us included 25,038,955 shares of our Class A common stock. All of the shares of our Class A common stock were issued to former stockholders of Clarabridge.
None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. We believe the offers, sales, and issuances of the above securities were exempt from registration under the Securities Act (or Regulation D or Regulation S promulgated thereunder) by virtue of Section 4(a)(2) of the Securities Act because the issuance of securities to the recipients did not involve a public offering, or in reliance on Rule 701 because the transactions were pursuant to compensatory benefit plans or contracts relating to compensation as provided under such rule. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.
ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.
(a)Exhibits.
See the Exhibit Index immediately preceding the signature page hereto for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.
(b)Financial Statement Schedules.
All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto which have been incorporated by reference in this prospectus
ITEM 17. UNDERTAKINGS.
The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
The undersigned Registrant hereby undertakes that:
(1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description
1.1*	Form of Underwriting Agreement
3.1
Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form S-1, filed with the SEC on December 28, 2020).

3.2	Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form S-1, filed with the SEC on December 28, 2020).
4.1	Specimen Class A common stock certificate of the Registrant (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-1, filed with the SEC on December 28, 2020).
5.1*	Opinion of Goodwin Procter LLP
10.1+
Master Transaction Agreement by and between the Registrant and SAP SE, dated February 1, 2021 (incorporated by reference to Exhibit 10.1 to the Registrant’s Annual Report on Form 10-K, filed with the SEC on March 9, 2021).

10.2+
Administrative Services Agreement by and between the Registrant, SAP SE and SAP America, Inc., dated February 1, 2021 (incorporated by reference to Exhibit 10.2 to the Registrant’s Annual Report on Form 10-K, filed with the SEC on March 9, 2021).

10.3+
Tax Sharing Agreement by and among the Registrant, Registrant’s affiliates, SAP SE, SAP America, Inc. and their affiliates (incorporated by reference to Exhibit 10.3 to the Registrant’s Annual Report on Form 10-K, filed with the SEC on March 9, 2021).

10.4+
Employee Matters Agreement by and between the Registrant and SAP SE, dated February 1, 2021 (incorporated by reference to Exhibit 10.4 to the Registrant’s Annual Report on Form 10-K, filed with the SEC on March 9, 2021).

10.5
Intellectual Property Matters Agreement by and between the Registrant and SAP SE, dated February 1, 2021 (incorporated by reference to Exhibit 10.5 to the Registrant’s Annual Report on Form 10-K, filed with the SEC on March 9, 2021).

10.6+
Distribution Agreement by and between the Registrant and SAP SE, dated February 1, 2021 (incorporated by reference to Exhibit 10.6 to the Registrant’s Annual Report on Form 10-K, filed with the SEC on March 9, 2021).

10.7+
Insurance Matters Agreement by and between the Registrant and SAP SE, dated February 1, 2021 (incorporated by reference to Exhibit 10.7 to the Registrant’s Annual Report on Form 10-K, filed with the SEC on March 9, 2021).

10.8
Stockholders’ Agreement by and between the Registrant, SAP America, Inc. and Q II, LLC, dated February 1, 2021 (incorporated by reference to Exhibit 10.8 to the Registrant’s Annual Report on Form 10-K, filed with the SEC on March 9, 2021).

10.9+
Real Estate Matters Agreement by and between the Registrant and SAP SE, dated February 1, 2021 (incorporated by reference to Exhibit 10.9 to the Registrant’s Annual Report on Form 10-K, filed with the SEC on March 9, 2021).

10.10
Promissory Note 2 between the Registrant and SAP America, Inc., dated January 27, 2021 (incorporated by reference to Exhibit 10.11 to the Registrant’s Annual Report on Form 10-K, filed with the SEC on March 9, 2021).

10.11#
Form of Director and Executive Officer Indemnification Agreement (incorporated by reference to Exhibit 10.12 to the Registrant’s Registration Statement on Form S-1, filed with the SEC on December 28, 2020).

10.12#
2021 Qualtrics Employee Omnibus Equity Plan and forms of award agreements thereunder (incorporated by reference to Exhibit 10.13 to the Registrant’s Registration Statement on Form S-1, filed with the SEC on January 12, 2021).

10.13#	2021 Qualtrics Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.14 to the Registrant’s Registration Statement on Form S-1, filed with the SEC on December 28, 2020).
10.14#
Employment Agreement, by and between the Registrant and Ryan Smith, dated as of January 7, 2021 (incorporated by reference to Exhibit 10.15 to the Registrant’s Registration Statement on Form S-1, filed with the SEC on January 12, 2021).

10.15#
Employment Agreement, by and between the Registrant and John Thimsen, dated as of August 22, 2018 (incorporated by reference to Exhibit 10.16 to the Registrant’s Registration Statement on Form S-1, filed with the SEC on December 28, 2020).

10.16#
Compensation Letter, by the Registrant to Bill McMurray, effective as of May 18, 2020 (incorporated by reference to Exhibit 10.17 to the Registrant’s Registration Statement on Form S-1, filed with the SEC on December 28, 2020).

10.17+†
Office Lease Agreement, by and between SCD 2U LLC and Qualtrics, LLC, dated as of September 20, 2019 (incorporated by reference to Exhibit 10.18 to the Registrant’s Registration Statement on Form S-1, filed with the SEC on December 28, 2020).

10.18+†
Second Amendment to Lease, by and between SCD 2U LLC and Qualtrics, LLC, dated as of August 24, 2020 (incorporated by reference to Exhibit 10.19 to the Registrant’s Registration Statement on Form S-1, filed with the SEC on December 28, 2020).

10.19
Lease Agreement, by and between Timp Campus LLC and Qualtrics, LLC, dated as of October 15, 2018 (incorporated by reference to Exhibit 10.20 to the Registrant’s Registration Statement on Form S-1, filed with the SEC on December 28, 2020).

10.20+
Purchase and Sale Agreement, by and between Timp Campus LLC and Qualtrics, LLC, effective as of August 31, 2021 (incorporated by reference to Exhibit 10.20 to the Registrant’s Registration Statement on Form S-1, filed with the SEC on October 1, 2021).

10.21+
Class A Common Stock Purchase Agreement, dated as of December 8, 2020, by and between the Registrant and Q II, LLC (incorporated by reference to Exhibit 10.21 to the Registrant’s Registration Statement on Form S-1, filed with the SEC on December 28, 2020).

10.22+
Class A Common Stock Purchase Agreement, dated as of December 23, 2020, by and between the Registrant and Silver Lake Partners VI DE (AIV), L.P. (incorporated by reference to Exhibit 10.22 to the Registrant’s Registration Statement on Form S-1, filed with the SEC on December 28, 2020).

10.23#
Employment Agreement, by and between the Registrant and Zig Serafin, dated as of January 7, 2021 (incorporated by reference to Exhibit 10.23 to the Registrant’s Registration Statement on Form S-1, filed with the SEC on January 12, 2021).

10.24#
Qualtrics International Inc. Executive Change in Control Severance Plan, adopted January 5, 2021 (incorporated by reference to Exhibit 10.24 to the Registrant’s Registration Statement on Form S-1, filed with the SEC on January 12, 2021).

21.1	List of subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Registrant’s Annual Report on Form 10-K, filed with the SEC on March 9, 2021).
23.1	Consent of KPMG LLP, independent registered public accounting firm
23.2*	Consent of Goodwin Procter LLP (included in Exhibit 5.1)
24.1*	Power of Attorney (see page II-8 to the original filing of this Registration Statement on Form S-1).
________________
*    Previously filed.
#       Represents management compensation plan, contract or arrangement.
+    Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon its request.
†    Portions of this exhibit (indicated by asterisks) have been redacted in compliance with Regulation S-K Item 601(b)(10)(iv).

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized in Provo, Utah, on this 3rd day of  November, 2021.

QUALTRICS INTERNATIONAL INC.

By:	/s/ Blake Tierney
Name: Blake Tierney
Title: General Counsel
Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Zig Serafin	Chief Executive Officer (Principal Executive Officer) and Director	November 3, 2021
Zig Serafin

/s/ Rob Bachman	Chief Financial Officer (Principal Financial and Accounting Officer)	November 3, 2021
Rob Bachman

*	Founder, Executive Chair and Director	November 3, 2021
Ryan Smith

*	Director	November 3, 2021
Egon Durban

*	Director	November 3, 2021
Sindhu Gangadharan

*	Director	November 3, 2021
Christian Klein

*	Director	November 3, 2021
Luka Mucic

*	Director	November 3, 2021
Donald J. Paoni

*	Director	November 3, 2021
Scott Russell

*	Director	November 3, 2021
Kelly Steckelberg

*By:	/s/ Blake Tierney
Blake Tierney
Attorney-In-Fact